UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-KT/A
(Amendment No. 1)

TRANSITION REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from January 1, 2014 to March 31, 2014
Commission File No. 000-53997

CALPIAN, INC.
(Exact name of registrant as specified in its charter)

Texas	20-8592825
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
500 North Akard Street Suite 2850, Dallas, TX  75201
(Address of principal executive offices)
214-758-8600
(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Exchange Act
None
Securities registered pursuant to Section 12(g) of the Exchange Act
Common Stock, Par Value $.001 Per Share
(Title of class)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐  No  ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.  Yes  ☐  No  ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☑  No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☑  No  ☐
Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S‑K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer  ☐          Accelerated filer  ☐          Non-accelerated filer  ☐          Smaller reporting company  ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐  No  ☑
The aggregate market value of the voting and non-voting common equity held by nonaffiliates as of September 30, 2013, was $17,262,701, computed as the average bid and asked price of such common equity as of the last business day of the registrant's most recently completed second fiscal quarter.  For purposes of the foregoing calculation, we have assumed that only directors, executive officers, and holders of 10% or more of the issuer’s common capital stock are affiliates.
The number of shares outstanding of the registrant’s common stock as of July 31, 2014 was 34,619,715.

EXPLANATORY NOTE

This Amendment No. 1 to Form 10-K (this “Amendment”) amends the Annual Report on Form 10-K for the fiscal year ended March 31, 2014, originally filed on August 11, 2014 (the “Original Filing”) by Calpian, Inc., a Texas corporation (the “Company,” “we,” or “us”). We are filing this Amendment to enhance certain disclosures about the Company’s stepped acquisition of a majority-owned subsidiary, financial condition, results of operations and disclosure controls and procedures, as well as to provide enhanced explanations throughout the footnotes to the financial statements that were included in the Original Filing.

The Company also made revisions to the Results of Operations and Liquidity and Capital Resources to provide more informative disclosures. Additionally, the Consolidated Statement of Cash Flow for the fiscal year ended March 31, 2013 has been revised to present on a gross basis, the purchase of Pipeline Data Inc. It was previously presented on a net basis.

The Company has updated its disclosure of net loss per share in the Consolidated Statement of Comprehensive Loss for the year ended and three months ended March 31, 2014 to present the net loss per share attributable to Calpian, Inc. shareholders only. Also, the Company updated its Capital Stock disclosure (See Note 13) to provide additional commentary on subscribed stock.

The Company has updated its Summary of Significant Accounting Policies (See Note 2) for Residual Portfolios and Intangible Assets.

The Company has updated its disclosures relating to its step acquisition and completed valuation of Money-on-Mobile. See Note 3, Business Acquisitions for detail.

The Company has updated its Intangible Assets disclosure (See footnote 9) to include the future five year estimated annual amortization table.

The Company has updated its Item 9A Controls and Procedures section to clarify its evaluation of disclosure controls and procedures.

Except as described above, no other changes have been made to the Original Filing. Except where noted in the Amendment, the Original Filing continues to speak as of the date of the Original Filing, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Filing.

On May 1, 2014, we filed a Current Report on Form 8-K reporting that, on April 25, 2014, our Board of Directors unanimously authorized a change to our fiscal year end from December 31st to March 31st in order to align our audit resources with that of our majority-owned subsidiary, Digital Payment Processing Limited, which Indian company is required to submit audited financial statements as of March 31st of each year to the Indian government. Consequently, we filed the Original filing on August 11, 2014 in order to report the three-month transition period ended March 31, 2014, which filing is being amended as discussed above.

Documents Incorporated By Reference

None

INTRODUCTORY COMMENT

In this Transition Report on Form 10-K, we refer to Calpian, Inc. as “Calpian,” “Company,” “we,” “us,” and “our.”
FORWARD-LOOKING STATEMENTS
When used in this Report, the words “may,” “will,” “expect,” “anticipate,” “continue,” “estimate,” “intend,” and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) regarding events, conditions and financial trends which may affect the Company’s future plans of operations, business strategy, operating results, and financial position. Such statements are not guarantees of future performance and are subject to risks and uncertainties and actual results may differ materially from those included within the forward-looking statements for various reasons, including those identified under “Risk Factors.”  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Except as required under federal securities laws and the rules and regulations of the United States Securities and Exchange Commission, the Company does not undertake, and specifically declines, any obligation to update any of these statements or to publicly announce the results of any revisions to any forward-looking statements after the distribution of this report, whether as a result of new information, future events, changes in assumptions, or otherwise.
This Report contains certain estimates and plans related to us and the industry in which we operate, which assume certain events, trends, and activities will occur and the projected information based on those assumptions.  We do not know all of our assumptions are accurate.  In particular, we do not know what level of acceptance our strategy will achieve, how many acquisitions we will be able to consummate or finance, or the size thereof.  If our assumptions are wrong about any events, trends, or activities, then our estimates for future growth for our business also may be wrong.  There can be no assurances any of our estimates as to our business growth will be achieved.
PART I

ITEM 1    BUSINESS
Organizational History
Calpian, Inc., a Texas corporation headquartered in Dallas, Texas, was incorporated on May 30, 2006, as Toyzap.com, Inc., and became a public company on May 7, 2008, through a self-underwritten registered public offering of 4,000,000 shares of $.001 par value common stock.  The offering raised $150,000 that was used to pursue a business strategy that never commenced operations.  The “shell company”, Toyzap.com, Inc., was acquired by members of the Company’s current management team, affiliates thereof, and certain other purchasers, on April 23, 2010, pursuant to purchase agreements whereby approximately 99% of the Company’s then issued and outstanding common stock was acquired.  At such time, the former management and Board of Directors resigned and a new management team and Board of Directors were appointed, who then redirected the business focus of the Company to the business plan described below.  On September 3, 2010, the Company changed its name to “Calpian, Inc.” pursuant to approval obtained at a meeting of our shareholders.  The Company’s common stock began trading in the over the counter (“OTC”) market on March 4, 2009, and it currently trades there under the symbol “CLPI.”
In March 2012, the Company began to acquire equity interests in Digital Payments Processing Limited (“DPPL”), a newly-organized company.  DPPL maintains an exclusive services agreement with My Mobile Payments Limited (“Money-on-Mobile”).  Both companies are organized under the laws of India and headquartered in Mumbai, India.  Money-on-Mobile is a contractual variable interest entity of DPPL.  As of March 31, 2014, the Company has acquired 69.5% of the outstanding common stock of DPPL.  The Company and DPPL have entered into an agreement by which the Company intends to acquire additional shares of common stock of DPPL to increase its equity percentage to 74% for an additional investment amount to be negotiated as future investments are made.  The acquisition of additional shares is subject to approval by the Indian government and regulations for foreign investment.  Additionally, Payblox Technologies (India) Private Limited (“Payblox”), a wholly owned subsidiary of Money-on-Mobile, organized in October 2010 under the laws of India and headquartered in Mumbai, India, provides certain back office and support services on behalf of Money-on-Mobile to its customer base.
In March 2013, the Company formed a wholly-owned subsidiary, Calpian Commerce, Inc. (“Calpian Commerce”), to own and operate certain assets and liabilities of Pipeline Data, Inc. and its subsidiaries acquired in exchange for a cash payment of $9.75 million.  The acquisition was financed by expanding the Company's senior credit facility from $5 million to $14.5 million.
Business Overview
The Company operates three business segments: acquisitions of residual cash flows through Calpian, Inc., Money-on-Mobile, a mobile wallet service used to pay for goods and services from a mobile phone and to make other financial transactions, such as sending or receiving money; and an independent sales organization in the U.S. with merchant servicing revenue streams through Calpian Commerce Inc.

Calpian – Residual Portfolio Acquisitions
We are in the business of acquiring recurring monthly residual income streams derived from credit card processing fees paid by retail merchants in the United States (“residual portfolios”).  We do not act as a credit card processor, but simply as a purchaser of revenue streams resulting from the relationships between processors and independent sales organizations (“ISOs”).  In addition, we invest in payments-industry related opportunities.
Our purchases of residual portfolios are expected to range in size and complexity from one-time events involving a single portfolio to multiple events over an extended period covering the entire current, and possibly future, portfolios of an ISO.  Our aim is to acquire merchant residual portfolios directly from the ISOs that originated the processing contracts with the merchants.  In a residual portfolio purchase, we buy the rights to the residual revenue streams owned by the ISO for a negotiated amount.  Prior to the acquisition, we and the ISO notify the processors of the plan to acquire the rights to the residual portfolio and direct that all future residual payments should be paid to us.  Processors are required to approve the acquisition as a condition of closing.
Electronic Payment Processing Industry
We receive substantially all of our revenue from processing contracts with small- and medium-sized merchants for electronic payment (e.g., credit and debit card) processing services that have been sold by ISOs.  The merchants within the electronic payment processing industry are segmented into three groups: (i) large merchants, (ii) medium-sized merchants, and (iii) small merchants who typically generate less than $1.0 million in annual processing volume.
Payment processors focusing on large merchants including Elavon, Inc., Chase Paymentech Solutions, LLC, First Data Merchant Services Corporation, RBS Lynk, and National Processing Company and Retriever Payment Systems, leverage their capital investment in processing infrastructure over the largest number of transactions to lower their marginal cost of processing a transaction.  This scale allows these large processors to sell services at low per-transaction cost to the largest merchants with high processing volumes.
The payment processors with a medium-sized merchant base compete based on a similar ability to leverage their infrastructure, but typically focus on regional and smaller national merchants.  The small merchant segment is traditionally best served by the ISO sales channel.
Independent Sales Organizations
ISOs are independent sales agents, or a group of agents, contractually authorized to sell credit card processing related services on behalf of one or more credit card processors that are typically too small for a large processor to effectively sell, service, or reach with its centralized, national sales force.  ISOs shepherd the merchant’s application for processing services through the labyrinth of approvals, credit checks, guarantees, etc. that are required before the merchant is approved to accept consumer credit cards for payment.
ISOs have two primary sources of revenues and profitability:
Sales of credit card processing terminals to merchants represent a one-time profit opportunity.  Historically, terminal markups were the most important source of immediate cash flow for ISOs but, due to market saturation and the lack of replacement technology, this source has diminished significantly in recent years.
Credit card residual portfolios revenues provide an ongoing cash flow stream.  For every merchant an ISO signs up on behalf of a processor, the ISO receives revenues based on the fees the merchant subsequently pays to the processor.  The ISO sells credit card processing services at a retail price to the merchant and retains the difference between the retail price and the wholesale price paid to the processor.  That difference provides the ISO with monthly residual revenues (“residuals”) that are a contractual obligation of the processor.  The residuals vary month-to-month based on the merchant’s sales volume and remain in effect for as long as that merchant is a customer of the processor, but the right to receive them may terminated for a variety of reasons.
Processors
In addition to other tasks, processors handle credit card transactions originated by merchants and bill and collect the service fees from the merchant monthly.  During the subsequent month, processors send the ISO a report detailing merchant activity and residuals due the ISO along with a remittance of the funds thereby eliminating the need for the ISO to collect directly from the merchant.
Contracts for credit card processing services between the merchant and processor can be year-to-year with automatic renewals, but may have up to a three-year initial term.  Merchant processing, however, is a competitive business and merchants do change processors, usually for a lower rate or promise of better service.
Attrition occurs when a merchant leaves its processor, typically due to either moving to another provider of processing services or going out of business.  In exchange for the residual payment, the ISO is responsible for providing first-line customer service to the merchant on behalf of the processor.  Common support issues include, but are not limited to, addressing malfunctioning point of sale (“POS”) terminals, answering questions about billing statements, and providing training.  Most of these issues are successfully addressed by telephone and replacement terminals are commonly provided to merchants through overnight shipping services.  ISOs are sales-focused organizations almost exclusively devoted to selling POS terminals and processing services.
Calpian’s Residual Portfolio Business Model
The Company is in the business of acquiring ISO debit and credit processing residual revenue streams paid by transaction processors to ISOs.  We expect the acquisition process, from the incoming inquiry by an ISO to closing, may take 60 to 90 days.  We focus on, and take legal possession of, the residual stream.  When a residual stream is acquired, we take steps to ensure the processor pays future residuals directly to us instead of to the ISO.
The ISO market is segmented into two categories, each with defined financial needs:
Small ISOs with less than 2,000 merchants and financial requirements typically arising from the personal needs of the ISO’s owner (e.g., medical or educational); and
Larger ISOs with financial needs driven by business issues such as expansion funding, partnership splits, and exit plans.
Calpian’s target market encompasses ISOs selling processing services to small- and medium-sized businesses with less than $1.0 million in annual processing volume.  We do not expect to compete for larger volume accounts or plan to buy portfolios made up of very large merchants for several reasons, including the hypercompetitive pricing experienced in the large merchant segment and differing customer service needs.  In addition, we believe large merchants generally represent an unacceptable concentration of revenue risk.
Our strategy is to concentrate acquisition activity on ISOs contracting with a select group of our preferred processors.  In this way, we plan to build a merchant base of reliable, credit-worthy processors.  Our preferred processors include, but are not limited to: Elavon, Chase Paymentech, First Data Merchant Services, RBS Lynk, and National Processing Company (NPC)/ Retriever Payment Systems.  We currently have contracts with Elavon and Chase Paymentech, but there is no assurance we will succeed in focusing our acquisition activities among ISOs that utilize these major processors.
To inform the ISO community of our acquisition capabilities, we advertise in industry trade journals, including Transaction World Magazine having a March 2014 issue distribution of more than 16,000 copies.
Residual Portfolio Competition
We, and the ISOs from whom we intend to acquire portfolios, compete with a wide variety of processing service providers including, but not limited to, First Data Merchant Services, Elavon, Inc., a U.S. Bancorp subsidiary, JP Morgan Chase & Co. and its subsidiaries, NPC, Bank of America, Wells Fargo, RBS Lynk, iPayment, Innovative Merchant Services, an Intuit company, local and regional banks, and other ISOs.  In addition, we may face merchant processing service competition from other entrants such as Google, Yahoo, Paypal, and eBay. We also expect to face competition at the ISO level for proposed acquisitions from other industry players such as Blue Pay, Frontstream Payments, Century Bankcard, Cutter Financial, and Stream Cash, as well as several individuals active in the business of acquiring residual portfolios.  Because most of these competitors are larger than us and have significantly greater resources, we may not be able to successfully compete against them.
In operating our business, we expect to face competition on two levels: the small merchant level and the ISO level:
The small merchant segment of the market is generally reached by ISOs and processors via telephone room sales and banks via walk-in branch sales.  We compete in this highly competitive environment primarily by aggregating the need for processing services across ISOs and securing processing contracts on terms more favorable to the ISOs than they can obtain on their own, and by securing more favorable contract terms between the merchant and the processor.
On the ISO level, we compete with other ISOs and payment processors active in the highly competitive payment processing service industry by offering competitive processing rates to our ISO partners through our processing service providers to enable them to resell those services to merchants at competitive rates.  In addition, ISOs considering a transaction with us may decide to seek financing instead from providers of loans to ISOs including RBL Capital, SuperG funding, or commercial banks.
While we may find ourselves competing on the small merchant or ISO level with payment processors with which we may contract as our payment processing service provider, we believe many of them may be unable to cost-effectively contract with small merchants unless they utilize an intermediary such as an ISO.  We also believe we have the opportunity to compete with processors for ISO resources as processors generally focus on specific markets or industries and, therefore, ISOs typically offer services from several different processors.
We compete for the acquisition of residual portfolios based on price, our ability to offer publicly traded stock, and the terms of our acquisition agreements which do not require merchants to change processors.  Most buyers of portfolios require merchants to change their existing processors to the buyer’s favored processors.

MONEY ON MOBILE  – ELECTRONIC PAYMENTS IN INDIA
Digital Payments Processing Limited (“DPPL”), and its contractual variable interest entity, My Mobile Payments Limited, work together to deliver a payment processing service, owned by My Mobile Payments Limited, known as Money-on-Mobile.  Money-on-Mobile allows consumers to use cellular phones to make certain routine payments for utilities or to transfer currency to other consumers using text-messaging technology.  The distributor, retailer, customer contracts, and the license to operate issued by the Reserve Bank of India are the property of Money-on-Mobile which maintains custody of customers’ funds in accordance with India’s regulations.  DPPL owns and operates the customer support call center and sales support functions holding licenses from Money-on-Mobile for all the intellectual property necessary to process transactions.
Calpian representatives Messrs. Montgomery and Arey are two of the four members of DPPL’s board of directors.  Mr. Montgomery is Chairman of the DPPL board with a tie-breaking vote.  Mr. Montgomery also is one of 6 members of Money-on-Mobile’s board.  Mr. Shashank M. Joshi, a Calpian director, is a founder and managing director of both DPPL and Money-on-Mobile.
Indian Payment Processing Market
In India, the majority of personal payments are made in person with cash, and most routine services are paid in advance.  Effecting the simplest transactions (e.g., buying cell-phone minutes, paying for cable or satellite television time, and paying electric or water bills) can be both time consuming and inconvenient.  Typically each service has its own payment location meaning travel can be significant and waiting lines can be long.  In addition, workers moving from the country to the city find the process of sending money home in cash or by courier can be risky, uncertain, and expensive.  It is difficult to confirm receipt, and the recipient can experience significant delays in receiving the money.
India is the second largest mobile market in the world with about 400,000 telecom towers according to the “2011-12 Annual Report” of the Telecom Regulatory Authority of India.  According to the reports, as of March 31, 2012, India had 919.2 million cellular phone subscribers (64.8% urban – 35.2% rural), a year-over-year increase of 13.3%.
Currently in India, there are 15 cell and 6 “Direct to Home” (“DTH”) satellite television providers, and no one player is dominant in either market. Minutes of talk and viewing time are sold through company-owned or large retail stores.  The proliferation of vendors presents a problem for small retailers who would like to sell minutes for a profit.  In order to make sure they have minutes in inventory from the right provider, the retailer must have a relationship with each provider.  Stores face a major capital expense in establishing this relationship and maintaining multiple inventories.
Money-on-Mobile Business Model
The Money On Mobile service launched in April 2011 and currently has more than 85 million unique phone number users in a network of more than 180,000 retailers spanning almost every consumer market sector, and it processed over $156 million in transactions in 2013.
Money-on-Mobile is a mobile wallet (“M-wallet”) similar to carrying a prepaid debit card on a mobile phone.  It can be used to pay for goods and services from the mobile phone as well as making other financial transactions such as sending or receiving money anytime and anywhere.  The user can have a single personal account or link to multiple family and friend accounts for gifting purposes or transferring funds.  All transactions are completed in real time.
For businesses, Money-on-Mobile acts as an intermediary, a single vendor providing minutes inventory from most cell and DTH providers, allowing a small retailer to sell minutes from any provider.  Money-on-Mobile provides faster payment processing, financial transaction security, and services such as customer loyalty programs, discount schemes, and special promotions.  Money-on-Mobile can compile up-to-date intelligence about its merchants’ prospective customers from the ever-growing volume of daily transactions it process allowing merchants to stay in touch with market trends and quickly make decisions about their promotion activities including mobile-based advertising.
Money-on-Mobile service uses cell telephone numbers to identify both the sender and the recipient.  The user loads virtual currency into the Money-on-Mobile system paying cash at any one of thousands of independent retailer stores.  To move funds from the user’s account to another account, a text message to Money-on-Mobile tells who and what amount to pay.  The amount is instantly deducted from the user’s account and credited to the recipient’s account, and both parties receive a confirmation within a few seconds.
CALPIAN COMMERCE INC. – MERCHANT PAYMENT PROCESSING SERVICES
Our wholly owned subsidiary, Calpian Commerce, Inc. (“Calpian Commerce”), provides the general merchant community access to an integrated suite of third-party merchant payment processing services and its own related proprietary software enabling products delivering credit and debit card-based internet payments processing solutions to small- and mid-sized merchants operating in physical “brick and mortar” business environments, and in settings requiring wired as well as wireless mobile payment solutions.  It also operates as an ISO generating individual merchant processing contracts in exchange for future residual payments.

Employees
At March 31, 2014, Calpian and Calpian Commerce employed 57 people.  During the year, we utilized independent consultants to assist with accounting, financial reporting, and administrative matters.  Money-on-Mobile employed 382 full and part-time people.
Calpian and our affiliates have no employment or collective bargaining agreements and we believe our employee and independent contractor relationships are satisfactory.
Intellectual Property
Among the assets acquired and comprising Calpian Commerce are proprietary software products, trademarks, trade names, and other intellectual property together with the related patent and copyright filings and documents protecting such property.
Governmental Regulations
The industries in which we operate are subject to extensive governmental laws and regulations in the U.S.  There are numerous laws and regulations restricting the purchase, sale, and sharing of personal information about consumers, many of which are new and continue to evolve; accordingly, it is difficult to determine whether and how existing and proposed privacy laws may apply to our businesses in the future.  Also, there are numerous consumer statutes and regulations, including the Gramm-Leach-Bliley Act, regarding the possession of both consumer- and merchant-level data with which we must comply.
Payment system operators in India are subject to the Indian Payments and Settlement Systems Act 2007 and operate under the authority and board oversight of the Reserve Bank of India (“RBI”).  In the licensing process, the RBI reviews the licensee’s operations, systems, and processes and has the authority to revoke a license at any time should operations not continue to meet RBI standards, primarily those relating to the custody of, and accountability for, consumer funds.
ITEM 1A    RISK FACTORS
The following risk factors could materially affect our business, financial condition, and results of operations.  These risk factors and other information in this Annual Report should be carefully considered in evaluating our business.  They are provided for investors as permitted by the Private Securities Litigation Reform Act of 1995.  It is not possible to identify or predict all such factors and, therefore, the following should not be considered to be a complete statement of all the uncertainties we face.
Risks Relating To Our Residual Portfolio and Merchant Processing Services Businesses
We have limited operating history in the merchant residual and acquisition business and are operating at a loss.  There is no guarantee we will become profitable which makes it difficult to predict future results and raises questions as to our ability to successfully develop profitable business operations.
We revised our business model in 2010 to operate in the merchant acquisition industry and anticipate we will operate at a loss for some time.  We have two years of financial results on which our potential may be judged.  There can be no guarantee we will ever become profitable.
Our success will be dependent on our management team for the foreseeable future.
We believe our success depends on the continued service of our key executives.  Although we currently intend to retain our existing management, we cannot assure such individuals will remain with us.  We have no employment agreements with any individuals.  The unexpected loss of the services of one or more of our key executives, directors, or advisors, or our inability to find suitable replacements within a reasonable period of time following any such loss, could have a material adverse effect on our ability to execute our business plan and, therefore, have a material adverse effect on our financial condition and results of operations.
We may not be able to raise the additional capital necessary to execute our business strategy which could result in curtailment of our operations.
Our ability to raise additional capital is uncertain and dependent on numerous factors beyond our control including, but not limited to, economic conditions and availability or lack of availability of credit.  If we are unable to obtain additional financing, or if the terms thereof are too costly, we may be forced to curtail operations until such time as alternative financing is arranged which would have a material adverse impact on our planned operations.
Any new or changes made to laws, regulations, card network rules or other industry standards affecting our business may have an adverse impact on our financial results.
We are subject to numerous regulations that affect the electronic payments industry.  Regulation and proposed regulation of the payments industry has increased significantly in recent years.  Failure to comply with regulations may have an adverse effect on our business, including the limitation, suspension, or termination of services provided to, or by, third parties, and the imposition of penalties, including fines.  We are also subject to U.S. financial services regulations, numerous consumer protection laws, escheat regulations, and privacy and information security regulations, among others.  Changes to legal rules and regulations, or the interpretation or enforcement thereof, could have a negative financial effect on the Company.  We are also subject to the rules of Visa, MasterCard, and various other credit and debit networks.  Furthermore, we are subject to the Housing Assistance Tax Act of 2008, which requires information returns to be filed by merchant acquiring entities for each calendar year starting in 2011.
Interchange fees, which are typically paid by the acquirer to the issuer in connection with transactions, are subject to increasingly intense legal, regulatory, and legislative scrutiny.  In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was signed into law in July 2010, significantly changes the U.S. financial regulatory system, including by regulating and limiting debit card fees charged by certain issuer banks and allowing merchants to offer discounts for different payment methods, as well as other measures.  The impact of the Dodd-Frank Act on the Company is difficult to estimate, as it will take time for the market to react and adjust to regulations that have been implemented and because certain additional regulations have yet to be developed.
Regulatory actions such as these, even if not directed at us, may require us to make significant efforts to change our products and services and may require that we change how we price our services to customers.  Furthermore, regulatory actions may cause changes in business practices by us and other industry participants which could affect how we market, price and distribute our products and services. These regulations may materially and adversely affect the Company’s business or operations, either directly or indirectly.
We have faced, and may face in the future, significant chargeback liability and liability for merchant or customer fraud, which we may not be able to accurately anticipate.
We have potential liability for chargebacks associated with the transactions we process.  If a billing dispute between a merchant and a cardholder is not ultimately resolved in favor of the merchant, the disputed transaction is “charged back” to the merchant’s bank and credited to the account of the cardholder.  If we or our sponsoring banks are unable to collect the chargeback from the merchant’s account, or, if the merchant refuses or is financially unable (due to bankruptcy or other reasons) to reimburse the merchant’s bank for the chargeback, we bear the loss for the amount of the refund paid to the cardholder’s bank.
We also have potential liability for losses caused by fraudulent card-based payment transactions.  Card fraud occurs when a merchant’s customer uses a stolen card (or a stolen card number in a card-not-present transaction) to purchase merchandise or services.  In a traditional card-present transaction, if the merchant swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by the customer, the card issuing bank remains liable for any loss.  In a fraudulent card-not-present transaction, even if the merchant receives authorization for the transaction, the merchant is liable for any loss arising from the transaction.  Many of the small merchants that we serve are small businesses that transact a substantial percentage of their sales in card-not-present transactions over the Internet or in response to telephone or mail orders, which makes these merchants more vulnerable to customer fraud than larger merchants.  Because substantially all of the merchants we serve are small merchants, we experience chargebacks arising from cardholder fraud more frequently than providers of payment processing services that service larger merchants.
Merchant fraud occurs when a merchant, rather than a customer, knowingly uses a stolen or counterfeit card or card number to record a false sales transaction, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction.  Anytime a merchant is unable to satisfy a chargeback, we are responsible for that chargeback.  We have established systems and procedures to detect and reduce the impact of merchant fraud, but we cannot be sure that these measures are or will be effective.  It is possible that incidents of fraud could increase in the future.  Failure to effectively manage risk and prevent fraud could increase our chargeback liability.
We rely on bank sponsors, which have substantial discretion with respect to certain elements of our business practices, in order to process bankcard transactions.  If these sponsorships are terminated and we are not able to secure or successfully migrate merchant portfolios to new bank sponsors, we will not be able to conduct our business.
Because we are not a bank, we are unable to belong to and directly access the Visa and MasterCard bankcard associations.  Visa and MasterCard operating regulations require us to be sponsored by a bank in order to process bankcard transactions.  We are currently registered with Visa and MasterCard through the sponsorship of banks that are members of the card associations.
Our sponsoring banks may terminate their agreements with us if we materially breach the agreements and do not cure the breach within an established cure period, if our membership with Visa or MasterCard terminates, if we enter bankruptcy or file for bankruptcy, or if applicable laws or regulations, including Visa and MasterCard regulations, change to prevent either the applicable bank or us from performing services under the agreement.  If these sponsorships are terminated and we are unable to secure a bank sponsor, we will not be able to process bankcard transactions.  Furthermore, our agreements with our sponsoring banks provide the sponsoring banks with substantial discretion in approving certain elements of our business practices, including our solicitation, application and qualification procedures for merchants, the terms of our agreements with merchants, the processing fees that we charge, our customer service levels, and our use of sales agents.  We cannot guarantee that our sponsoring banks’ actions under these agreements will not be detrimental to us, nor can we provide assurance that any of our sponsoring banks will not terminate their sponsorship of us in the future.
If we or our bank sponsors fail to adhere to the standards of the Visa and MasterCard payment card associations, our registrations with these associations could be terminated, and we could be required to stop providing payment processing services for Visa and MasterCard.
Substantially all of the transactions we process involve Visa or MasterCard.  If we or our bank sponsors fail to comply with the applicable requirements of the Visa or MasterCard payment card associations, Visa or MasterCard could suspend or terminate our registration. The termination of our registration or any changes in the Visa or MasterCard rules that would impair our registration could prevent us from providing payment processing services.
We rely on third-party processors and service providers; if they fail or no longer agree to provide their services, our merchant relationships could be adversely affected and we could lose business.
We rely on agreements with several large payment processing organizations to enable us to provide card authorization, data capture, settlement and merchant accounting services and access to various reporting tools for the merchants we serve.  We also outsource to third parties other services, such as reorganizing and accumulating daily transaction data on a merchant-by-merchant and card issuer-by-card issuer basis and forwarding the accumulated data to the relevant bankcard associations.  Many of these organizations and service providers are our competitors, and we do not have long-term contracts with most of them.  Typically, our contracts with these third parties are for one-year and are subject to cancellation upon limited notice by either party.  The termination by our service providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with the merchants whose accounts we serve and may cause those merchants to terminate their processing agreements with us
Changes in credit card association or other network rules or standards could adversely affect the Company’s business.
The Company and many of its customers are subject to card association and network rules that could subject the Company or its customers to a variety of fines or penalties that may be levied by the card associations or networks for certain acts or omissions by the Company, acquirer customers, processing customers and merchants. Visa, MasterCard and other networks, some of which are the Company’s competitors, set the standards with respect to which the Company must comply. The Company’s status as a certified service provider, or any changes in card association or other network rules or standards, including interpretation and implementation of the rules or standards, that increase the cost of doing business or limit the Company’s ability to provide services to or through the Company’s customers, could have an adverse effect on the Company’s business, results of operations and financial condition.
Unauthorized disclosure of merchant and cardholder data, whether through breach of our computer systems or otherwise, could negatively impact our operations and expose us to protracted and costly litigation.
As part of our business, we operate a proprietary payment gateway that collects and stores certain cardholder data related to transactions processed through the gateway, including credit card and debit card numbers and cardholder addresses. We also maintain a database of similar cardholder data relating to specific transactions not processed through our proprietary gateway for purposes of processing such transactions and for fraud prevention and other internal processes.  In addition, we collect and store on our servers data about merchants and their principal owners, including names, addresses, social security numbers, driver’s license numbers, checking and savings account numbers, and payment history records.  Although plans and procedures are in place to protect this sensitive data, we cannot be certain that our measures will be successful and will be sufficient to counter all current and emerging technology threats designed to breach our systems in order to gain access to confidential information. A security breach or other misuse of this data could harm our reputation and deter existing and prospective customers from using our products and services, increase our operating expenses in order to contain and remediate the breach, expose us to unbudgeted or uninsured liability, disrupt our operations (including potential service interruptions), increase our risk of regulatory scrutiny, result in the imposition of penalties and fines under state, federal and foreign laws or by the card networks, and adversely affect our continued card network registration and financial institution sponsorship.
Although we generally require that our agreements with our sales agent and other service providers who may have access to merchant and customer data include confidentiality obligations that restrict these parties from using or disclosing any customer or merchant data except as necessary to perform their services under the applicable agreements, we cannot assure you that these contractual measures will prevent the unauthorized disclosure of merchant or customer data by the sales agent or service providers. In addition, our agreements with financial institutions (as well as card association requirements) require us to take certain protective measures to ensure the confidentiality of merchant and consumer data.  The costs of systems and procedures associated with such protective measures may increase and could adversely affect our ability to compete effectively. Any failure to adequately comply with these protective measures could result in fees, penalties, and/or protracted and costly litigation.
Our reputation could be damaged as a result of negative publicity.
We depend upon our reputation to compete for agents, merchants, and employees.  Unfavorable publicity can damage our reputation and negatively impact our economic performance.
We have been the subject of legal proceedings which could have had a material adverse effect on our business, financial condition or operating results.
We are not party to any unsettled legal proceedings other than routine claims and lawsuits arising in the ordinary course of our business. We do not believe such claims and lawsuits, individually or in the aggregate, will have a material adverse effect on our business. For more information about the Company’s legal proceedings, see “Legal Proceedings.”
Risks Relating to Industry
If we fail to comply with the applicable requirements of the processing agreements, some or all of the card brands with which we do business could seek to fine us, suspend us, or terminate our registrations.  Fines could have an adverse effect on our operating results and financial condition, and, if these registrations are terminated, we would not be able to conduct our business.
If we are unable to comply with processing agreement requirements, the card brands with which we do business could seek to fine us, suspend our processors from processing transactions.  The termination of registration or any changes in the card brands’ rules that would impair our registration could make it impossible for us to conduct our business.
The payments industry is highly competitive and we expect to compete with larger firms having greater financial resources.  Such competition could increase and adversely influence our prices to merchants and our operating margins.
We compete in a highly competitive market with a wide variety of processing service providers including, but not limited to, First Data Merchant Services, Elavon, Inc., a U.S. Bancorp subsidiary, JP Morgan Chase & Co. and its subsidiaries, Vantiv, Bank of America, Wells Fargo, Worldpay, iPayment, Heartland Payment Systems, Global Payments, TSYS Merchant Solutions, Innovative Merchant Services, an Intuit company, local and regional banks, and other ISOs.  These and other providers have established a sizable market share in the small- and medium-size merchant processing sector.  Developing and maintaining our growth will depend on a combination of the continued growth in electronic payment transactions and our ability to increase our market share.  If competition causes us to reduce the prices we charge, we will have to aggressively control our costs in order to maintain acceptable results of operations.
The primary competitive factors in our industry are the price of services rendered and the contractual terms between the merchant and the processor.  Our competitors that are financial institutions or subsidiaries of financial institutions do not incur the costs associated with being sponsored by a bank for registration with the card.  These competitors have substantially greater financial, technological, management, and marketing resources than we have.  This may allow them to offer more attractive fees to our current and prospective merchants, or offer other products or services that we do not.  This could result in a loss of customers, greater difficulty attracting new customers, and a reduction in the price we can charge for our services.
The market for credit and debit card processing services is highly competitive and has relatively low barriers to entry.  The level of competition has increased in recent years as other providers of processing services have established a sizable market share in the small merchant processing sector. Some of our competitors are financial institutions, subsidiaries of financial institutions or well-established payment processing companies that have substantially greater capital, technological, management and marketing resources than we have.  There are also a large number of small providers of processing services that provide various ranges of services to small and medium sized merchants.  This competition may effectively limit the prices we can charge and requires us to control costs aggressively in order to maintain acceptable profit margins.  Further, if the use of cards other than Visa or MasterCard, such as American Express, grows, or if there is increased use of certain debit cards, our average profit per transaction could be reduced.  In addition, our competitors in recent years have consolidated as large banks merged and combined their networks.  This consolidation may also require that we increase the consideration we pay for future acquisitions and could adversely affect the number of attractive acquisition opportunities presented to us.  Our future competitors may develop or offer services that have price or other advantages over the services we provide.  If they do so and we are unable to respond adequately, our business, financial condition, and results of operations could be materially adversely affected.

Risks Relating To Acquisitions
Revenues and profits generated by acquired businesses or account portfolios may be less than anticipated, resulting in losses or a decline in profits, as well as potential impairment charges.
In evaluating and determining the purchase price for a prospective acquisition, we estimate the future revenues and profits from that acquisition based on the historical revenue of the acquired provider of payment processing services or portfolio of merchant accounts.  Following an acquisition, it is customary to experience some attrition in the number of merchants serviced by an acquired provider of payment processing services or included in an acquired portfolio of merchant accounts.
Should the rate of post-acquisition merchant attrition exceed the rate we forecasted, the revenues and profits generated by the acquired providers of payment processing services or portfolio of accounts may be less than we estimated, which could result in losses or a decline in profits, as well as potential impairment charges.
We may fail to uncover all liabilities of acquisition targets through the due diligence process prior to an acquisition, exposing us to potentially significant, unanticipated costs.
Prior to the consummation of any acquisition, we perform a due diligence review of the business or portfolio of merchant accounts that we propose to acquire.  Our due diligence review, however, may not adequately uncover all of the contingent or undisclosed liabilities we may incur as a consequence of the proposed acquisition.  For example, in the past we may have been obligated to fund certain credits and charge-backs after discovering that a merchant account from an acquired merchant processing portfolio was in substantial violation of the Visa and MasterCard card association rules. In the future we may make acquisitions that may obligate us to make similar payments resulting in potentially significant, unanticipated costs.
We may not be able to integrate recently acquired companies or potential future acquisitions into our company, and resources available to assist our acquired companies may be insufficient.
We have made strategic acquisitions and we intend to continue to make such acquisitions in accordance with our business plan.  Each acquisition involves a number of risks, including:
the diversion of our management’s attention to the assimilation and ongoing assistance with the operations and personnel of the acquired business, which could strain management’s resources;
the potential for our affiliated companies to grow rapidly and adversely affect our ability to assist our affiliated companies as intended;
possible adverse effects on our results of operations and cash flows;
possible inability by us to achieve our intended objective or goals of the acquisition;
possible inability by acquisition to retain and maintain strategic vendors or contacts; and
our inability to assist our affiliated companies as intended or to acquire and integrate businesses under our business plan could negatively impact our operations, financial results and cash flows.
Risks Relating To Government Regulation
We may find our business operations are regulated by current privacy laws, such as the Gramm-Leach Bliley Act, and that we are not in compliance with such laws and regulations as it applies to consumer information we may process and collect.
The laws governing privacy generally remain unsettled; however, even in areas where there has been some legislative action such as the Gramm-Leach-Bliley Act (the “Act”) and other consumer statutes, it is difficult to determine whether and how existing privacy laws apply to our business.  For example, the Act requires nonaffiliated third-party service providers to financial institutions to take certain steps to ensure the privacy and security of financial information; however, the law is new and there have been few rulings interpreting its provisions.  We may be mistaken in our belief that our activities fall under exceptions to the consumer notice and opt-out requirements contained in the Act and find that we are not in compliance with these laws, or that we may not be able to become compliant, if at all, without significant time and expense.  The cost of compliance or limitation on our business operations if we must restrict our access to and use of consumer information could adversely affect our ability to provide the services we intend to offer to our merchants or could impair the value of these services.

New and potential governmental regulations designed to reduce, regulate, or change interchange costs, network access fees or any other fee charged to a merchant or the terms of merchant contracts, or to require specified data security levels on transactions, or the enactment of any other additional regulations or modifications of existing regulations could adversely affect our results of operations.
Due to changing regulations at various levels of government, we are unable to determine the potential outcomes of the regulations.  For example, the “Durbin Amendment” legislation was enacted to regulate the basis on which interchange rates for debit card transactions are made so as to ensure that interchange rates are “reasonable and proportionate to costs.”  The amendment could limit the debit card interchange fees paid by retailers to ISOs and potentially limit the revenue we could derive from interchange fee markups.  The likelihood of future similar legislation is uncertain.  In addition, federal or state legislation could be enacted requiring ISOs like our Company to be responsible for data security with respect to transactions in which it is involved despite never having access to, or being in possession of, any consumer data.  Such regulations would have an adverse impact on our economic results due to both reduction in revenues and increases in operating expenses.
Governments experiencing budget deficits may impose taxes on us or our service providers we cannot pass on to or merchants which would increase our operating costs.
We and our service providers may become subject to additional U.S., state, or local taxes that, by regulation, cannot be passed through to our merchants which would increase our operating costs.
New and potential governmental regulations designed to protect or limit access to consumer information could adversely affect our ability to provide, or the value of, the services we currently provide to our merchants.
Due to the increasing public concern over consumer privacy rights, governmental bodies in the United States and abroad have adopted, and are considering adopting, additional laws and regulations restricting the purchase, sale and sharing of personal information about customers.  For example, the Gramm-Leach-Bliley Act requires non-affiliated third-party service providers to financial institutions to take certain steps to ensure the privacy and security of consumer financial information.  We believe our present activities fall under exceptions to the consumer notice and opt-out requirements contained in this law for third-party service providers to financial institutions.  However, the laws governing privacy generally remain unsettled.  Even in areas where there has been some legislative action, such as the Gramm-Leach-Bliley Act and other consumer statutes, it is difficult to determine whether and how existing and proposed privacy laws or changes to existing privacy laws will apply to our business.  Limitations on our ability to access and use customer information could adversely affect our ability to provide the services we currently offer to our merchants or impair the value of these services.
Several states have proposed legislation that would limit the use of personal information gathered using the Internet.  Some proposals would require proprietary online service providers and website owners to establish privacy policies.  Congress has also considered privacy legislation that could further regulate the use of consumer information obtained over the Internet or in other ways.  Our compliance with these privacy laws and related regulations could materially affect our operations.
Changes to existing laws or the passage of new laws could:
create uncertainty in the marketplace that could reduce demand for our services;
restrict or limit our ability to sell certain products and services to certain customers;
limit our ability to collect and to use merchant and cardholder data;
increase the cost of doing business as a result of litigation costs or increased operating costs; or
in some other manner have a material adverse effect on our business, results of operations and financial condition.
Any change in the regulatory environment could have a material adverse effect on our business, financial condition and results of operations.
We are subject to federal and state laws regarding anti-money laundering, including the Patriot Act, and if we break any of these laws we could be subject to significant fines and/or penalties, and our ability to conduct business could be limited.
We are subject to U.S. federal anti-money laundering laws and the requirements of the Office of Foreign Assets Control (OFAC), which prohibit us from transmitting money to specified countries or on behalf of prohibited individuals.  The money transfer business has been subject to increased scrutiny following the events of September 11, 2001.  The Patriot Act, enacted following those events, mandates several new anti-money laundering requirements.  The federal government or the states may elect to impose additional anti-money laundering requirements.  Changes in laws or regulations that impose additional regulatory requirements, including the Patriot Act, could increase our compliance and other costs of doing business, and therefore have an adverse effect on our results of operation.
Failure to comply with the laws and regulatory requirements of federal and state regulatory authorities could result in, among other things, revocation of required registrations, loss of approved status, termination of contracts with banks, administrative enforcement actions and fines, class action lawsuits, cease and desist orders and civil and criminal liability.  The occurrence of one or more of these events could materially adversely affect our business, financial condition and results of operations.
If we were to inadvertently transmit money on behalf of, or unknowingly conduct business with, a prohibited individual, we could be required to pay significant damages, including fines and penalties.  Likewise, any intentional or negligent violation of anti-money laundering laws by our employees could lead to significant fines and/or penalties, and could limit our ability to conduct business in some jurisdictions.
Risks Relating To Our Common Stock
Our issuance of preferred stock could adversely affect the value of our common stock.
Our Certificate of Formation provides for the issuance of up to 1.0 million shares of what is commonly referred to as “blank check” preferred stock.  Such stock may be issued by our Board of Directors from time to time, without shareholder approval, as one or more separate series of shares as designated by resolution of our Board setting forth the relative rights, privileges, and preferences of the series, including, if any, the: (i) dividend rate; (ii) price, terms, and conditions of redemption; (iii) voluntary and involuntary liquidation preferences; (iv) provisions of a sinking fund for redemption or repurchase; (v) terms of conversion to common stock, including conversion price; and (vi) voting rights. The issuance of such shares, with superior rights and preferences, could adversely affect the interests of holders of our common stock and potentially the value of our common stock.  Our ability to issue such preferred stock also could give our Board of Directors the ability to hinder or discourage any attempt to gain control of us by a merger, tender offer at a control premium price, proxy contest, or otherwise.
Our common stock is deemed “penny stock” and, therefore, subject to special requirements making the trading of our common stock more difficult than for stock of a company that is not deemed “penny stock.”
A “penny stock” as defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934 is a stock: (i) trading at a price of less than five dollars ($5.00) per share; (ii) not traded on a “recognized” national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer having net tangible assets of less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.
Section 15(g) of the Exchange Act, and Rule 15g-2 promulgated thereunder, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account.  Moreover, Rule 15g-9 promulgated under the Exchange Act requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor.  This procedure requires the broker-dealer to: (i) obtain information concerning the investor’s financial situation, investment experience, and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience, and investment objectives.
Compliance with the foregoing requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.
We do not have any independent directors.
We have no “independent directors” as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market and our Board of Directors may never have a majority of independent directors.  In the absence of a majority of independent directors, our existing directors, who also are significant shareholders, could establish policies and enter into transactions without independent review and approval.

Our executive officers, directors, and major shareholders hold a majority of our common stock and may be able to prevent other shareholders from influencing significant corporate decisions.
Our directors and executive officers beneficially own a significant portion of our outstanding common stock.  As a result, acting together they would be able to influence many matters requiring shareholder approval, including the election of directors and approval of mergers and other significant corporate transactions.  This concentration of ownership may have the effect of delaying, preventing, or deterring a change in control, and could deprive our shareholders of an opportunity to receive a premium for their shares of common stock as part of a sale of our company and may affect the market price of our stock.
The price of our common stock may be volatile, which could cause our investors to incur trading losses and fail to resell their shares at or above the price they paid for them.  Our securities are currently quoted on the OTC and, thus, your ability to sell your shares in the secondary market may be limited.
We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common stock.  The failure to achieve and maintain an active and liquid market for our common stock means that you may not be able to dispose of your common stock in a desirable manner and the price for our shares may fluctuate greatly.
Moreover, some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them.  If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management’s attention and resources.  This could have a material adverse effect on our business, results of operations and financial condition.
Risks Relating To Our Money-on-Mobile
We lack overseas investing experience.
Money-on-Mobile is our first investment outside of the U.S. and our management team has limited international investing experience.  We could misunderstand regulatory, cultural, or other pervasive aspects of doing business in India that could negatively impact our investment or our results of operations.
We anticipate the industry in which Money-on-Mobile operates will be subject to intense competition.
There are several direct competitors to Money-on-Mobile currently conducting business in India, and some have access to large markets of existing phone subscribers.  Once these companies fully implement their strategies, the competition in India for the services being provided by Money-on-Mobile may intensify significantly.
The payments industry in India is subject to extensive regulation.
Payment system operators like Money-on-Mobile are subject to the Indian Payments and Settlement Systems Act 2007 and operate under the authority and board oversight of the Reserve Bank of India (“RBI”).  Although the RBI has reviewed the operations, systems, and processes of Money-on-Mobile, and has licensed it to operate a payments system in India through October 24, 2018, the RBI has the authority to revoke this license at any time should Money-on-Mobile's operations not continue to meet standards primarily relating to the custody of, and accountability for, consumer funds.  Such revocation would seriously and negatively affect the value of Money-on-Mobile.  In addition, increased regulatory focus could result in additional obligations or restrictions with respect to the services Money-on-Mobile provides.
Money-on-Mobile is subject to the risks faced by new businesses.
Money-on-Mobile is an early-stage company with a limited operating history and is, therefore, subject to many of the risks and uncertainties faced by new enterprises.  There is no assurance Money-on-Mobile will be able to manage its business effectively, identify, employ, and retain any needed management or technical personnel, further develop and implement its services, obtain third-party contracts or financing, or achieve the other components of its business plan.
Money-on-Mobile's services may not gain wide acceptance in the market.
Because the majority of personal payments in India have historically been made in person, in cash, and in advance, there is no assurance the services provided by Money-on-Mobile will be generally accepted by the Indian consumer.
Evolving products and technological changes could make Money-on-Mobile's services obsolete.
We anticipate the services being offered by Money-on-Mobile will continue to evolve and be subject to technological change.  Accordingly, Money-on-Mobile's ability to maintain a competitive advantage and build its business requires it to continually invest in research and development.  Many of the companies we expect to compete with Money-on-Mobile have greater capital resources, research and development staffs, and facilities than Money-on-Mobile.  Money-on-Mobile's services could be rendered obsolete by the introduction and market acceptance of competing services, technological advances by current or potential competitors, or other approaches.
Money-on-Mobile's technology platform will require upgrades.
Money-on-Mobile's processing technology platform will require upgrades to meet the company's business plan, and new problems or delays could develop and limit Money-on-Mobile’s ability to grow.
Political, economic, social, and other factors in India may adversely affect businesses.
The ability for businesses to grow may be adversely affected by political, economic, and social factors or changes in Indian law or regulations or the status of India’s relations with other countries.  In addition, there may be significant differences between the Indian and U.S. economies such as the rate of gross domestic product growth, the rate of inflation, capital reinvestment, resource self-sufficiency, and balance of payments positions.
Government actions in the future could have a significant effect on the Indian economy and have a material adverse effect on the ability Money-on-Mobile to achieve its business objectives.
Terrorist attacks and other acts of violence or war within India or involving India and other countries could adversely affect the financial markets and businesses.
Terrorist attacks and other acts of violence could have the direct effect of destroying property causing a loss and interruption of business.  For example, India has, from time to time, experienced civil unrest and hostilities with neighboring countries such as Pakistan.  The longstanding dispute with Pakistan over the border Indian states of Jammu and Kashmir remains unresolved.  If the Indian government is unable to control the violence and disruption associated with these tensions, the results could destabilize the economy and, consequently, adversely affect businesses.
Since early 2003, there also have been military hostilities and civil unrest in the Mideast and other Asian countries.  Also, India has seen an increase in politically motivated insurgencies and a fairly active communist following.  Any hostilities or civil unrest could adversely influence the Indian economy and, as a result, negatively affect businesses.
Changes in the exchange rate of the Indian rupee versus the U.S. dollar result in earnings volatility and could negatively impact our reported earnings and the ultimate return on our investment.
Money-on-Mobile’s functional currency is the Indian rupee, and its financial statements must be converted to U.S. dollars when preparing our financial statements.  Changes in the exchange rate between the two currencies can cause reported financial results to fluctuate and a weakening rupee relative to the U.S. dollar would negatively impact our earnings.  Additionally, the return on our investment in DPPL, if any, may be less than expected if the exchange rates are less favorable at the time of realization.
Exchange controls in India may limit Money-on-Mobile’s ability to utilize its cash flow effectively.
We expect to be subject to India’s rules and regulations on currency conversion with respect to our investments in DPPL.  In India, the Foreign Exchange Management Act ("FEMA") regulates the conversion of the Indian rupee into foreign currencies.  Today, companies in many industries are permitted to operate in India without any special restrictions, effectively placing them on par with wholly, Indian-owned companies.  Foreign exchange controls also have been substantially relaxed.  However, the Indian foreign exchange market is not yet fully developed, and there is no assurance the Indian authorities will not revert to regulating companies and imposing new restrictions on the convertibility of the Indian rupee.  Any future restrictions on currency exchanges may limit our ability to repatriate Money-on-Mobile’s earnings or receive dividends.
We may have difficulty effecting service of process or enforcing judgments obtained in the U.S. against Money-on-Mobile.
Money-on-Mobile is organized in India and all of its assets are located in India.  As a result, in the event of a dispute between Money-on-Mobile and us, we may be unable to effect service of process upon Money-on-Mobile outside of India.  In addition, we may be unable to enforce against Money-on-Mobile judgments obtained in U.S. courts.
ITEM 1B    UNRESOLVED STAFF COMMENTS
None.

ITEM 2    PROPERTIES
Our leased office facilities are listed in the following table.  We believe our current facilities have the capacity to meet our needs for the foreseeable future and alternate or additional space is readily available near our current locations should we need to move or acquire additional space.

Approximate
Location	Square Feet
Calpian, Inc.
Dallas, Texas	6,000
Calpian Commerce, Inc.
Alpharetta, Georgia	3,320
Digital Payments Processing Limited
Mumbai, India	3,500
ITEM 3    LEGAL PROCEEDINGS
On September 18, 2012, National Bankcard Systems, Inc. ("NBS") filed suit in the District Court of Dallas County, Texas against Calpian Residual Partners V, LP (“CRPV”) and Calpian alleging breach of the Residual Purchase Agreement dated
November 4, 2008, between CRPV and NBS and certain other improprieties by CRPV.  Plaintiff has alleged damages on the date the suit was filed of $729,000 including unpaid merchant servicing fees, compensation for residuals added after Calpian acquired the portfolio, and attorney fees.  Plaintiff further alleges that damages continue to grow, but will not specify an amount.  Craig Jessen, our President, and Harold Montgomery, our CEO, are members of our Board of Directors and substantial shareholders of Calpian, and are executive officers of CRPV, but CRPV is not otherwise an affiliate of Calpian.  Each of the Residual Purchase Agreement and the related alleged improprieties of CRPV arose prior to Calpian's acquisition of the underlying residual portfolio on December 31, 2010.  On October 23, 2013, a final settlement agreement was reached in the amount of $250,000 ($100,000 payable within ten business days of date of final settlement agreement and $30,000 per month thereafter).  As of March 31, 2014, $100,000 of the settlement has been paid and the remaining $150,000 is accounted for in 'Accrued liabilities’ on the Company's balance sheet.
ITEM 4    MINE SAFETY DISCLOSURES
Not applicable.
PART II
ITEM 5    MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDERMATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES
Market Information
Calpian common stock is traded in the over the counter (“OTC”) market under the symbol “CLPI.”  Our stock is thinly traded, and a robust, active trading market may never develop.  The market for the Company’s common stock has been limited, volatile, and sporadic and could be subject to a number of risk factors (see “Risks Relating To Our Common Stock” in Item 1A of this Annual Report).
The transfer agent for our common stock is Securities Transfer Corporation, 2591 Dallas Parkway Suite102, Frisco, Texas 75034 Telephone: 469-633-0101 Website: www.stctransfer.com.
The following table sets forth the high and low bid prices of our common stock as reported by Nasdaq.com.  They reflect inter‑dealer prices without retail mark‑up, mark‑down, or commissions, and may not necessarily reflect actual transactions.

	High	Low
Fiscal 2014
First Quarter	$2.12	$1.10
Second Quarter	2.01	0.88
Third Quarter	2.01	1.10
Fourth Quarter	1.75	1.20
Fiscal 2013
First Quarter	$3.25	$3.25
Second Quarter	3.25	2.00
Third Quarter	2.65	1.01
Fourth Quarter	2.58	1.02
The last price of our common stock as reported by Nasdaq.com on August 7, 2014 was $0.93.
Common Shareholders
On 7/31/2014, we had approximately 823 shareholders of record.
Dividends
We have not paid any dividends on our common stock since our inception and we do not anticipate paying dividends in the foreseeable future as earnings we realize, if any, will be retained in the business for further development and expansion.  Provisions of our term loan facility preclude paying dividends and preferred stock issued in the future, if any, might prohibit us from paying common stock dividends unless certain conditions are met.
Shares Authorized For Issuance Under Equity Compensation Plans
The following table provides information about the number of shares of our common stock that may be issued on exercise of outstanding stock options or purchased under our 2011 Equity Incentive Plan as of March 31, 2014.

	(A) Number Of Securities To Be Issued Upon Exercise Of Outstanding Options,	(B) Weighted-Average Exercise Price Of Outstanding Options,	(C) Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities
Equity Compensation Plan Category	Warrants And Rights	Warrants And Rights	Reflected In Column (A))
Plans Approved By Security Holders	900,000	$1.38	1,100,000
Plans Not Approved By Security Holders	—	—	—
Total	900,000	$1.38	1,100,000
Equity Securities Sold
In the quarter ending March 31, 2014, the Company completed additional closings of its private placement of equity pursuant to which it sold 6,130,570 shares of its common stock at a price ranging from $1.00 to $1.40 per share in connection with issuing a total of 1,573,411 warrants exercisable between $1.25 to $1.80 resulting in gross proceeds to the Company of $11,098,909.  During the same period, the Company:
Issued 254,585 shares of common stock valued between $1.20 and $1.75 per share for consulting services;
Issued 37,000 shares of common stock valued at $0.95 per share pursuant to a settlement agreement; Issued 66,667 shares of common stock valued at $1.50 pursuant to a debt conversion;
Issued 300,000 warrants exercisable at $.001 per share for up to five years pursuant to subordinated promissory notes;
Issued 1,000 shares of Series C Preferred at $1,000 per share pursuant to financing;
No underwriters were involved in the transactions described above.  The Company’s issuance of common stock, convertible debt, and warrants, and any common stock issuable upon conversion or exercise thereof, was, or will be, exempt from registration under the Securities Act of 1933 pursuant to exemptions from registration provided by Rule 506 of Regulation D and Sections 4(2) of the Securities Act of 1933, insofar as such securities were issued only to “accredited investors” within the meaning of Rule 501 of Regulation D.  The recipients of these securities took such securities for investment purposes without a view to distribution.  Furthermore, they each had access to information concerning the Company and its business prospects.  There was no general solicitation or advertising for the purchase of the securities and the securities are restricted pursuant to Rule 144.
Equity Securities Repurchased
None.
ITEM 6    SELECTED FINANCIAL DATA
A smaller reporting company is not required to provide the information required by this Item.

ITEM 7    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This Item 7 should be read in the context of the information included elsewhere in this Annual Report including our financial statements and accompanying notes in Item 8 of this Annual Report.
OVERVIEW
Calpian, Inc. (“CLPI”) is in the business of acquiring recurring monthly residual income streams derived from credit card processing fees paid by retail merchants in the United States (“residual portfolios”).  We do not act as a credit card processor, but simply as a purchaser of revenue streams resulting from the relationships between processors and independent sales organizations (“ISOs”).  In addition, we invest in payments-industry related opportunities.
Money-on-Mobile delivers a payment processing service in India. Money-on-Mobile allows consumers to use cellular phones to make certain routine payments for utilities or to transfer currency to other consumers using text-messaging technology.
In March 2013, the Company formed a wholly-owned subsidiary, Calpian Commerce, Inc. (“Calpian Commerce”), to own and operate the certain assets and liabilities of Pipeline Data, Inc. and its subsidiaries acquired in exchange for a cash payment of $9.75 million.  Calpian Commerce provides the general merchant community access to an integrated suite of third-party merchant payment processing services and its own related proprietary software enabling products delivering credit and debit card-based internet payments processing solutions to merchants operating in physical “brick and mortar” business environments and in settings requiring wired as well as wireless mobile payment solutions.  It also operates as an ISO generating individual merchant processing contracts in exchange for future residual payments.
RESULTS OF OPERATIONS
For the year ended March 31, 2014 compared to the year ended March 31, 2013, the results for our three business segments were as follows:

	Year Ended
	March 31,
	2014	2013
Revenues:
Calpian, Inc.	$3,777,484	$3,411,029
Calpian Commerce	21,400,459	953,240
Money-on-Mobile	29,710,288	—
	$54,888,231	$4,364,269
Cost of sales:
Calpian, Inc.	$1,172,438	$1,037,171
Calpian Commerce	16,954,723	720,005
Money-on-Mobile	29,202,360	—
Total cost of sales	47,329,521	1,757,176
Gross profit	$7,558,710	$2,607,093
Net income (loss):
Calpian, Inc.	$(5,142,054)	$(4,228,700)
Calpian Commerce	(917,909)	35,293
Money-on-Mobile	(858,974)	—
Other	(40,117)	—
	$(6,959,054)	$(4,193,407)
The increase in the Company’s revenues and gross profit for 2014 is mainly attributable to the consolidation of Money-on-Mobile into the Company’s financial statements beginning January 2014 and the acquisition of Calpian Commerce on March 15, 2013. As a result, the Company’s reported revenue and gross profit for the year ending March 31, 2014 include on a consolidated basis approximately three months of operations for the Money-On-Mobile segment, and twelve months of operations for Calpian Commerce, whereas the year ending March 31, 2013 include no results for Money-On-Mobile, and include only the short period from March 15, 2014 through March 31, 2014 for Calpian Commerce. A discussion of each of our business segment is below.

Calpian Inc. revenue for 2014 was lower than 2013 due to normal portfolio attrition.  Gross profits for this segment were approximately 31% in 2014 compared to 30% in 2013.   General and administrative costs increased by approximately $2.9 million compared to 2013 due to (1) a $250,000 lawsuit settlement (see Note 17 of the notes to our financial statements in Part I, Item 8 of this Report), (2) one-time costs of approximately $2.1 million of costs associated with equity fundraising, and (3) costs associated with the implementation of the company’s global enterprise accounting solution of approximately $500,000. The Calpian, Inc. business segment bears all of the cost of holding company activities such as the costs to acquire new capital and related financing costs, public filings, and other administrative burdens. Revenue in this segment is exclusively the result of residual payment stream acquisitions, which are primarily funded by debt financing, and produces margins expected to be between 60% and 65%. Margins for residual acquisitions have been within this range since the company began its public filings in 2010. Expansion of this segment’s revenue and gross profit is dependent on the company’s ability to secure additional debt financing. During the year ended 2014, the Company did not make significant residual acquisitions, as all new financing was used in the acquisition of Calpian Commerce and to fund our investments in Money-on-Mobile. The net loss of $5,142,054 and $4,228,700 in 2014 and 2013, respectively, includes $5,014,565 and $822,843, respectively, in gains attributable to the equity method of accounting related to the Money-on-Mobile segment.

Calpian Commerce revenue, gross profit, and general and administrative costs increased in 2014 compared to 2013 mainly due to the inclusion of twelve months of operations for the period ended March 31, 2014, while the 2013 results included only the short period from March 15, 2013 through March 31, 2013. No pro forma data on prior periods is available for this business unit as it was purchased as an extraction from a previous business unit with whom it was combined prior to Calpian ownership. Calpian Commerce engages in merchant servicing and payment processing activities with gross margins expected to range from 24% to 30%, consistent with the last four quarters of public financial reporting in our 10K’s and 10Q’s. Calpian Commerce is a key platform in our strategy to purchase residual portfolios, as it has the capability to service merchants, which is a requirement in most cases to attract new residual acquisition opportunities.

Money-on-Mobile became majority owned on January 6, 2014, at which time the Company began to consolidate the results of its operations, which are included in the segment reporting above.  Prior to the acquisition, the Company accounted for the operations for Money-on-Mobile using the equity method of accounting. Accordingly, the above segment reporting shows no results for Money-on-Mobile for the year ending March 31, 2013, and includes the results of operations for the period from January 6, 2014 through March 31, 2014. Unaudited pro forma financials showing the comparable full year financial statements and the pro forma impact on full year results can be found in a separate exhibit at the end of this report. Money-on-Mobile, based in India, provides millions of Indian consumers who are typically unable to obtain a bank account with low cost payment processing through simple features available on cellular phones. This service is currently provided through hundreds of thousands of affiliated retailers, which are similar to “convenience stores” in the U.S. These retailers receive cash from Indian consumers and deposit the equivalent in a “mobile wallet” on consumer’s cell phones, which is then immediately available to be used to make payments to a limited number of utility and retail companies that accept Money-on-Mobile payments. This enterprise is funded on a pre-paid basis, and as a result, Money-on-Mobile has substantial amounts of at-risk inventories purchased from participating vendors. The turnover of these inventories ranges between seven to thirty calendar days. The demand for this service is extremely high with more than 100 million individual phones using this service at least once during the fiscal year through August 31, 2014. The revenues of this business for the three months ending March 31, 2014 were $29.7 million, the gross margin for the same period was 1.7%. Based upon the foregoing and the revenues and margins for similar businesses globally, the margin may decrease in the short term, but management expects the margin to increase in the long term given that this margin is below the average of similar payment companies global margins with similar products and given the forecasted growth of the Indian economy. Money-on-Mobile’s operating losses are the result of the Company’s expenditures in furtherance of sales and marketing efforts to grow the business and be the dominate player in the market, which management believes sees as the best and fastest path to creating shareholder value.

Additionally, the Company incurred interest and financing costs of $3,147,567and $2,632,931 for the years ended March 31, 2014 and 2013, respectively.  Net losses were approximately $7.0 million, or $0.25 per share, in 2014 compared to $4.2 million, or $0.19 per share, in 2013.  Due to net losses, the Company had no current federal tax provision in either the year ended March 31, 2014 or 2013 and deferred tax benefits of cumulative net operating losses and other temporary tax differences have been offset by valuation allowances.

For the three months ended March 31, 2014 compared to the three months ended March 31, 2013, the results for our three business segments were as follows:

	Three Months Ended
	March 31,
	2014		2013
Revenues:
Calpian, Inc.	$868,197		$849,715
Calpian Commerce	4,521,225		875,413
Money-on-Mobile	29,710,288		—
Other	485,440		50,686
	$35,585,150		$1,775,814
Gross profit:
Calpian, Inc.	603,711	—	555,577
Calpian Commerce	750,126	—	184,988
Money-on-Mobile	507,928	—	—
Other	256,888	—	41,028
	$2,118,653		$781,593

The Company’s reported revenue and gross profit for the three months ending March 31, 2014 include on a consolidated basis a full three months of operations for both the Calpian Commerce and the Money-On-Mobile segments, whereas the three months ending March 31, 2013 include only the short period from March 15, 2014 through March 31, 2014 for Calpian Commerce and no results for Money-On-Mobile.

LIQUIDITY AND CAPITAL RESOURCES
Cash used by consolidated operating activities in the year ended March 31, 2014 and 2013 was $3,650,448 and $807,129, respectively.

The Company’s general and administrative expenses accounted for most of the cash used in its operations.  These expenses included $1.4 million spent on financing efforts, the majority of which was broker commissions.

As of March 31, 2014 the Company had a $14.5 million senior credit facility under which the Company had $13.1 million in principle outstanding. Of the $13.1 million principle, $9.75 million was used for the business acquisition of Calpian Commerce in March 2013, and $2.9 million was used to finance residual acquisitions during the fiscal year ending March 31, 2013. The $9.75 million utilized to acquire Calpian Commerce included $250,000 in unrestricted cash acquired.  The $1.4 million balance under the facility at March 31, 2014, is restricted to the acquisition of additional residuals portfolios in the U.S. Principal payments under the senior credit facility were scheduled to begin October 1, 2014. On August 3, 2014, the Company agreed with its senior creditor to reduce this outstanding balance to $9.1 million through a principal payment and to extend the commencement of future principal payments until October 1, 2015. The Company plans to expand its credit with its senior lender to allow for additional purchases of residual cash flows.

Expansion of U.S operations are generally funded primarily with credit facilities, while Indian operations are generally funded primarily by raising equity. During the fiscal year 2014, the Company has successfully raised sufficient equity to completely fund its 2014 plan for the expansion of its Money-on-Mobile operations. Management believes greater opportunities exist for the expansion of its India operations and intends to fund future expansion with additional equity raises.

Our primary sources of liquidity are cash flows from operating activities, sales of our common stock in private placements, and subordinated debt borrowings.  We anticipate these sources will be sufficient to meet our operating needs for the foreseeable future.  However, there are no assurances we can sell more common stock, or issue additional subordinated debt.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements.
CRITICAL ACCOUNTING POLICIES
We use estimates throughout our statements and changes in estimates could have a material impact on our operations and financial position.  We consider an accounting estimate to be critical if: (1) the estimate requires us to make assumptions about matters that are highly uncertain at the time the estimate is made or (2) changes in the estimate are reasonably likely to occur from period to period, or use of different estimates we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.
We believe the critical accounting policies described below involve the more significant judgments and estimates used in the preparation of our consolidated financial statements:
Valuation of warrants and options
Amortization of residual portfolios
Goodwill impairment
Fair value measurements
Valuation of deferred tax net assets
As our operations expand, we may identify additional critical accounting policies in the future.
Valuation of Warrants and Options
The Company’s warrants and options are recorded at grant date at fair value using the Black-Scholes option pricing model.  This model requires management to make certain estimates including the fair value of the Company’s stock, its volatility, risk free interest rates, and expected term.

Amortization of Residual Portfolios Acquired
The Company amortizes its investment in merchant portfolios based upon the future expected cash flows derived from each individual portfolio acquired as each portfolio is underwritten separately and may reflect unique cash flow patterns.  The future expected cash flow is evaluated periodically and the future amortization is adjusted prospectively.  The Company recognized amortization expense related to its residual portfolios business segment of $1,172,438 and $1,057,093 in 2014 and 2013, respectively.  The Company recognized amortization expense related to its processing business segment of $1,111,579 and $71,805 in 2014 and 2013, respectively.
Goodwill impairment
As a result of our acquisitions on March 15, 2013, which is described in Note 3 of the notes to our financial statements in Part II, Item 8 of this Report, a significant portion of our total assets consist of goodwill. The purchase price of an acquired company is allocated between intangible assets and the net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.
We assess the impairment of goodwill of our reporting units annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable.  Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. As of March 31, 2014 and 2013, the carrying value of Goodwill was $21,619,870 and $2,341,928, respectively.
Fair value measurements used in business combinations
The fair value measurements of the assets of the business combinations are provisional, including the valuation of non-controlling interest and intangibles, pending receipt of the final valuations for those assets.
Valuation of deferred tax net asset
Deferred income taxes are recognized for the future income tax effects of differences in the carrying amounts of assets and liabilities for financial reporting and income tax return purposes, including undistributed foreign earnings and losses, using enacted tax laws and rates. A valuation allowance is recognized if it is more likely than not that some or all of a deferred tax asset may not be realized. Tax liabilities, together with interest and applicable penalties included in the income tax provision, are recognized for the benefits, if any, of uncertain tax positions in the financial statements which, more likely than not, may not be realized.
ITEM 7A    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Attrition
Our primary market risk to both our residual portfolio and processing business segments is merchant attrition.  Merchant attrition, a normal part of the payment processing industry, results from a number of factors including pricing pressure from competitors, general domestic economic conditions, and the ability of the merchant to move to another processor.  As a portfolio’s attrition rate inversely impacts future cash flows, in underwriting residual portfolios we acquire we endeavor to conservatively estimate the portfolio’s future attrition rate based on its current attrition rate, its long-term historical attrition rate, the attrition rate of comparable portfolios, and the experience of our executives in valuing and acquiring residual portfolios (see “Business Experience” in Item 10 of Part III of this Annual Report).
Our executives’ experience is that long-term attrition rates of acquired portfolios, while they cannot be predicted, typically range between 1.2% and 1.8% per month.  Within any given year, attrition rates can display some seasonality with rates moving upward toward the year-end holiday season and, thereafter, usually returning to the long-term trend.  There have been atypical instances of short-term fluctuations caused by factors other than seasonality.
Merchant and Transaction
In our processing business segment, effective merchant and transaction risk management helps us minimize merchant losses.  The Company has developed risk management procedures to help protect us from fraud perpetuated by our customers.  These procedures include, among others, employing certain underwriting guidelines when assessing new merchant applications, including the establishment of merchant reserve requirements, processing limits, or transaction amount thresholds.  We use daily merchant account monitoring to aid in the identification of suspicious or fraudulent merchant transactions.  Questionable transactions are held for further review, and if necessary, the Company will interview the merchant or verify the transaction with the issuing bank.  If a merchant exceeds any parameters established under our underwriting or risk monitoring guidelines, our underwriting and risk investigators will identify the incident and take appropriate action to reduce our exposure to the loss.  Such action may include requesting additional transaction information, withholding or diverting merchant funds, verifying delivery of merchandise, limiting the merchant’s ability to process further transactions, or terminating our merchant agreement.
Additionally, our sponsor banks review and approve our merchant underwriting policies and procedures to ensure compliance with Visa and Mastercard operating rules and regulations.  Although the Company believes it employs effective underwriting and risk management processes and procedures to minimize the exposure of potential loss from merchant, the Company cannot guarantee certain losses may occur.
Money-on-Mobile
Our primary market risk for Money-On-Mobile is availability of capital to purchase inventory as there is no functional credit system in the primary market and all parties are operating on a pre-paid basis. Money-On-Mobile must anticipate consumer market demand during periods when banks and wholesale corporate suppliers are closed and purchase adequate inventory in advance. These periods are typically weekends and holidays. This is made more critical since these are the periods when the
Money-On-Mobile service is naturally most in demand. A number of other market risk factors exist, including pricing pressure from vendors, general domestic economic conditions, and the ability of Money-On-Mobile retailers to direct customers to alternative payment systems

ITEM 8    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Calpian, Inc.:

We have audited the accompanying consolidated balance sheets of Calpian, Inc. and subsidiaries as of March 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, shareholders’ deficit, and cash flows for the years ended March 31, 2014 and 2013. Calpian, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Calpian, Inc. and subsidiaries as of March 31, 2014 and 2013, and the results of their operations and their cash flows for the years ended March 31, 2014 and 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ Montgomery Coscia Greilich LLP

Plano, Texas
August 11, 2014

CALPIAN, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	March 31, 2014	March 31, 2013
ASSETS
Current Assets
Cash and equivalents	$8,078,505	$585,717
Accounts receivable	1,194,117	459,467
Restricted cash	52,994	56,967
Inventory	2,997,872	24,999
Other current assets	1,758,270	322,338
Total current assets	14,081,758	1,449,488
Property and equipment	398,958	183,963
Residual portfolios	9,095,133	11,328,992
Equity investment - Money-on-Mobile	—	8,291,207
Other equity investments	301,680	—
Deferred financing costs	324,126	540,210
Goodwill	21,619,870	2,341,928
Other intangible assets, at cost	1,351,965	184,948
Other non-current assets	958,196	421,000
Total assets	$48,131,686	$24,741,736
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$985,616	$116,765
Accrued liabilities	1,594,743	577,921
Related party payables	725,286	393,589
Current portion of long-term debt	7,260,800	1,100,000
Deferred revenues	595,929	—
Total current liabilities	11,162,374	2,188,275
Long-term debt	13,374,296	17,159,220
Other non-current	214,836	—
Total liabilities	24,751,506	19,347,495
Shareholders' Equity
Preferred stock	1,000,000	—
Common stock	29,022	23,916
Stock subscribed	7,056	—
Additional paid-in capital	29,494,797	14,159,576
Accumulated deficit	(15,382,512)	(8,790,446)
Noncontrolling interest	7,230,120	—
Cumulative other comprehensive income	1,001,697	1,195
Total shareholders' equity	23,380,180	5,394,241
Total liabilities and shareholders' equity	$48,131,686	$24,741,736

The accompanying notes are an integral part of these consolidated financial statements.

CALPIAN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
	Year Ended		Three Months Ended
	March 31,		March 31,
	2014	2013	2014	2013
Revenues
Residual portfolios	$3,777,484	$3,411,029	$868,197	$849,715
Processing fees	19,304,740	895,334	4,521,225	875,413
Money-on-Mobile	29,710,288	—	29,710,288	—
Other	2,095,721	57,906	485,440	50,686
Total revenues	54,888,233	4,364,269	35,585,150	1,775,814
Cost of revenues
Residual portfolio amortization	1,192,360	1,037,171	264,486	294,138
Processing and servicing	15,994,696	710,347	3,771,099	690,425
Money-on-Mobile	29,202,360	—	29,202,360	—
Other	940,107	9,658	228,552	9,658
Total cost of revenues	47,329,523	1,757,176	33,466,497	994,221
Gross profit	7,558,710	2,607,093	2,118,653	781,593
General and administrative expenses
Salaries and wages	3,525,464	1,088,864	1,236,682	275,180
Selling, general and administrative	8,810,547	2,248,264	3,621,769	795,043
Depreciation and amortization	227,321	8,298	136,981	8,298
Total general and administrative	12,563,332	3,345,426	4,995,432	1,078,521
Operating loss	(5,004,622)	(738,333)	(2,876,779)	(296,928)
Other income / (expenses)
Interest expense	(3,147,567)	(2,632,931)	(906,957)	(413,864)
Equity investment gain / (loss)	1,191,374	(822,143)	5,014,565	(103,981)
Gain/ (loss) on sale of assets	1,761	—	1,761	—
Total other income/(expenses)	(1,954,432)	(3,455,074)	4,109,369	(517,845)
Net income (loss) before income taxes	(6,959,054)	(4,193,407)	1,232,590	(814,773)
Income tax expense (benefit)	—	—	—	—
Net income (loss)	(6,959,054)	(4,193,407)	1,232,590	(814,773)
Net loss attributable to non-controlling interest	(366,988)	—	(366,988)	—
Net loss attributable to Calpian, Inc. shareholders	(6,592,066)	(4,193,407)	1,599,578	(814,773)
Other comprehensive income (loss):
Currency translation adjustments	1,000,502	—	1,000,502	2,985
Total comprehensive income (loss)	$(5,958,552)	$(4,193,407)	$2,233,092	$(811,788)
Comprehensive income (loss) attributable to:
Non-controlling interest	(213,879)	—	(213,879)	—
Calpian, Inc. shareholders	6,172,431	(4,193,407)	2,423,935	(814,773)
Net loss per share, basic and diluted	$(0.23)	$(0.19)	$0.05	$(0.03)
Weighted average number of shares outstanding, basic and diluted	28,234,061	22,640,735	30,604,684	23,907,639

The accompanying notes are an integral part of these consolidated financial statements.

CALPIAN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended		Three Months Ended
	March 31,		March 31,
	2014	2013	2014	2013
OPERATING ACTIVITIES
Net income (loss)	$(6,959,054)	$(4,193,407)	$1,232,590	$(814,773)
Adjustments to reconcile net income (loss) to cash used in operating activities
Equity investment loss (income)	(1,191,374)	822,143	(5,002,355)	156,184
Deferred financing cost amortization	216,084	1,518,310	(92,074)	332,915
Residual portfolio amortization	2,248,740	929,207	514,794	303,599
Subordinated note discount amortization	423,529	373,039	175,473	78,918
Depreciation and amortization	208,555	8,298	160,822	8,298
Impairment of intangible assets	61,500	—	61,500	—
Stock based compensation	360,005	2,680	29,284	—
Equity awards issued for services	458,124	456,000	446,995	—
Loss on disposal of property and equipment	8,635	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	302,163	(321,057)	(85,748)	(316,539)
Inventory	(823,021)	(24,999)	(816,605)	(24,999)
Other assets	1,177,116	(442,428)	1,505,541	(123,674)
Related party payables	331,697	393,589	5,013	(1,412)
Accounts payable	228,442	(188,185)	(31,596)	65,540
Accrued liabilities	664,420	(140,319)	429,394	295,793
Deferred revenue	576,814	—	576,814	—
Other liabilities	(1,969,973)	—	(1,993,769)	4,085
Net cash used in operating activities	$(3,677,598)	$(807,129)	$(2,883,927)	$(36,065)
INVESTING ACTIVITIES
Business acquisition, net of cash acquired	$301,341	$(9,500,000)	$301,341	$(9,500,000)
Contribution to equity method - Money-on-Mobile	—	—	(212,210)	—
Investment in equity method - Money-on-Mobile	(4,324,060)	(4,216,000)	—	(1,437,203)
Contribution to equity method investment	(90,000)	—	(90,000)	—
Purchases of property and equipment	(242,496)	(12,759)	(61,482)	(12,759)
Acquisition of intangible assets	(52,054)	—	(52,054)	—
Net cash (used in) provided by investing activities	$(4,407,269)	$(13,728,759)	$(114,405)	$(10,949,962)
FINANCING ACTIVITIES
Borrowings on senior notes	$3,000,050	$10,470,000	$3,000,050	$10,170,000
Borrowings on subordinated notes	300,000	4,650,000	—	1,650,000
Payments on notes payable	—	(1,303,075)	—	(7,570)
Issuance of common stock and warrants	10,631,646	1,740,006	6,554,399	35,005
Issuance of Series B preferred stock	550,951	—	—	—
Issuance of Series C stock	1,000,000	—	1,000,000	—
Payments on deferred financing fees	—	(860,000)	—	(860,000)
Change in restricted cash	3,973	—	(43,170)	—
Contributions made by non-controlling interest	97,108	—	97,108	—

Net cash provided by financing activities	$15,583,728	$14,696,931	$10,608,387	$10,987,435
Foreign currency effect on cash flows	(6,073)	—	(4,916)	—
Net change in cash and cash equivalents	7,492,788	161,043	7,605,138	1,408
Cash and cash equivalents at beginning of year	585,717	424,674	473,367	584,309
Cash and cash equivalents at end of period	$8,078,505	$585,717	$8,078,505	$585,717
SUPPLEMENTAL INFORMATION
Common stock issued to acquire equity investment	1,504,074	3,646,155	—	—
Common stock issued in exchange for residual portfolios	14,880	15,000	—	—
Warrants issued as part of debt and equity financings	392	490,434	—	421,436
Subordinated debt converted to common stock	1,050,703	—	100,000	—
Issuance of warrants with debt	297,000	—	297,000	—
Series B preferred stock converted to common stock	550	—	—	—
Common stock issued in exchange for deferred consulting	480,000	—	480,000	—

The accompanying notes are an integral part of these consolidated financial statements.

CALPIAN, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
	Series B Preferred		Series C Preferred		Common Stock		Subscribed Stock		Paid-in	Accumulated	Noncontrolling	Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Income	Total
Balance, March 31, 2012	—	$ -	—	$ -	20,054,366	$20,054	—	$ -	$7,813,163	$(4,597,039)	$ -	$(1,790)	$3,234,388
Acquisition of residual portfolios	—	—	—	—	10,000	10	—	—	14,990	—	—	—	15,000
Contribution to Money-on-Mobile	—	—	—	—	2,430,770	2,431	—	—	3,643,724	—	—	—	3,646,155
Issuance of common stock	—	—	—	—	1,116,670	1,117	—	—	1,673,884	—	—	—	1,675,001
Warrants issued in financing transactions	—	—	—	—	—	—	—	—	555,439	—	—	—	555,439
Stock issued for services	—	—	—	—	304,000	304	—	—	455,696	—	—	—	456,000
Stock-based compensation	—	—	—	—	—	—	—	—	2,680	—	—	—	2,680
Net loss	—	—	—	—	—	—	—	—	—	(4,193,407)	—	—	(4,193,407)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	2,985	2,985
Balance, March 31, 2013	—	—	—	—	23,915,806	23,916	—	—	14,159,576	(8,790,446)	—	1,195	5,394,241
Acquisition of residual portfolios	—	—	—	—	10,941	11	—	—	14,869	—	—	—	14,880
Contribution to Money-on-Mobile	—	—	—	—	1,248,670	1,249	—	—	1,502,825	—	—	—	1,504,074
Fair value of noncontrolling interest in business combination	—	—	—	—	—	—	—	—	—	—	7,500,000	—	7,500,000
Noncontrolling interest contribution	—	—	—	—	—	—	—	—	—	—	97,108	—	97,108
Issuance of common stock	—	—	—	—	1,784,043	1,784	6,889,170	6,889	7,566,467	—	—	—	7,575,140
Warrants issued in financing transactions	—	—	—	—	—	—	—	—	3,353,506	—	—	—	3,353,506
Warrants exercised to common stock	—	—	—	—	391,920	392	—	—	(392)	—	—	—	—
Conversion of debt to common stock	—	—	—	—	633,802	633	66,667	67	1,050,003	—	—	—	1,050,703
Stock issued for services	—	—	—	—	622,835	623	100,000	100	937,401	—	—	—	938,124
Stock-based compensation	—	—	—	—	—	—	—	—	360,005	—	—	—	360,005
Issuance of Series B preferred stock	550,000	550	—	—	—	—	—	—	550,401	—	—	—	550,951
Conversion of Series B to common stock	(550,000)	(550)	—	—	414,249	414	—	—	136	—	—	—	—
Issuance of Series C preferred stock	—	—	1,000	1,000,000	—	—	—	—	—	—	—	—	1,000,000
Net loss	—	—	—	—	—	—	—	—	—	(6,592,066)	(366,988)	—	(6,959,054)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	1,000,502	1,000,502
Balance, March 31, 2014	—	$ -	1,000	$1,000,000	29,022,266	$29,022	7,055,837	$7,056	$29,494,797	(15,382,512)	$7,230,120	$1,001,697	$23,380,180

The accompanying notes are an integral part of these consolidated financial statements.

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1 - OVERVIEW

The Company

In these consolidated financial statements, references to “Calpian,” “Company,” “we,” “us,” and “our” collectively refers to Calpian, Inc., its wholly-owned United States subsidiary, Calpian Commerce, Inc. (“Calpian Commerce”), and its partially-owned joint venture, Calpian Residual Acquisition, L.L.C, and partially-owned Indian Money-on-Mobile enterprise, which includes Digital Payment Processing Limited, My Mobile Payments Limited and Payblox Technologies (India) Private Limited, unless otherwise noted.  All intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements of the Company.

Calpian includes three distinct business units: residual portfolios, merchant payment processing services and its Money-on-Mobile enterprise.

Residual portfolios
Small and medium-sized retail merchants typically buy credit card processing and acquiring services from independent sales organizations (“ISOs”). ISOs are sales agents authorized by one or more credit card processors to sell processing and acquiring services on their behalf.  ISOs facilitate the merchant’s application for processing and acquiring services through approvals, credit checks, guarantees, etc. that are required before the merchant can be approved to accept consumer credit card payments.  ISOs then receive payments from the processor, as a commission, based on a percentage of future credit card transaction dollars that are processed on behalf of those merchants gathered by the ISO.  These future payment streams paid to the ISO by the processor are called residuals.  We purchase portfolios of residuals from ISOs at a discounted present value rate, and then we collect the future cash payments from the processors as future credit card transactions occur.

Merchant payment processing services
Through our acquisition of Calpian Commerce (See Note 3), we are an integrated provider of merchant payment processing services and related software products throughout the United States. The Company delivers credit and debit card-based payment processing solutions, primarily to small and medium-sized merchants who operate either in physical business environment, over the Internet, or in mobile or wireless settings via cellular-based wireless devices that the Company sells.

Money-on-Mobile
In March 2012, the Company began acquiring common stock of Digital Payments Processing Limited (“DPPL”), a newly-organized company based in Mumbai, India.  During 2012, DPPL entered into a services agreement with My Mobile Payments Limited (“MMPL”), an entity that shares common ownership with DPPL and is also based in Mumbai, India.  Collectively, DPPL, MMPL, and MMPL’s wholly-owned subsidiary, Payblox Technology (India) Private Limited (“Payblox”), operate the Money-on-Mobile enterprise.  In January 2014, the Calpian, Inc. acquired a majority of the common stock of DPPL, obtaining control of DPPL and, through DPPL’s services agreement, obtaining control of MMPL and Payblox.  As such, these entities are included in the Company’s consolidated financial statements (See Note 3).  Prior to obtaining control in January 2014, Money-on-Mobile was accounted for an equity method investment.

Money-on-Mobile offers electronic wallet services, similar to carrying a prepaid debit card, through a mobile phone.  Money-on-Mobile can be used to pay for goods and services and sending or receiving money using mobile phone text messages.

In India, end consumers are often required to prepay for certain utilities, such as mobile phone services.  Because bank accounts and credit cards are only used by a small portion of the Indian population, end consumers typically prepay for these utilities with cash, either directly to utility providers or through distributors.  Money-on-Mobile acts as an intermediary between a) the utility provider and distributors, b) distributors and end consumers, and c) end consumer and other parties.

As an intermediary between the utility provider and distributors, Money-on-Mobile purchases utility units, such as mobile phone minutes, at wholesale rates and resells these units to distributors.  Money-on-Mobile maintains an inventory of these utility units held for resell.

As an intermediate between distributors and end consumers, distributors use Money-on-Mobile’s electronic wallet technology to a) allow end consumers to purchase utility units from the distributor by mobile phone text message and b) allow distributors to send a text message confirmation back to the end user.   Money-on-mobile earns a transaction fee for these services, paid by the end consumer.

Once an end consumer has established a Money-on-Mobile electronic wallet account, end consumers can use Money-on-Mobile’s technology to facilitate non-distributor-related transactions with other parties that have Money-on-Mobile accounts, including other retailers and utilities and other Money-on-Mobile end consumers.  Money-on-mobile also earns a transaction fee for these services, paid by the end consumer.
2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles requires us, on an ongoing basis, to make significant estimates and judgments that affect the reported values of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities.  We base our estimates on historical experience and on various other assumptions we believe are reasonable under the circumstances, the results of which form the basis for our conclusions.  Actual results may differ from these estimates under different assumptions or conditions.  Such differences could have a material impact on our future financial position, results of operations, and cash flows.  Significant estimates include future cash flows used in our calculation of residual portfolio amortization, fair values of warrants and equity awards granted, fair value of asset and liabilities acquired in our business acquisitions, the valuation allowance on deferred tax assets and liabilities, estimates for certain employee benefits and time off, and estimates in the valuation of foreign pension plan liabilities.

Fair Values
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.  We believe the carrying values of cash and equivalents, accounts receivable, other current assets, accounts payable, accrued expenses, and interest payable approximate their fair values.  We believe the carrying value of our senior notes, subordinated notes, and note payable approximate the estimated fair value for debt with similar terms, interest rates, and remaining maturities currently available to companies with similar credit ratings.

The estimated fair value of our common stock issued in share-based payments is measured by the more relevant of: (i) the prices received in private placement sales of our stock or; (ii) its publically-quoted market price.  We estimate the fair value of warrants, other than those included in common stock unit purchases, and stock options when issued or vested using the Black-Scholes option-pricing model which requires the input of highly subjective assumptions.  Recognition in shareholders’ equity and expense of the fair value of stock options awarded to employees is on the straight-line basis over the requisite service period and, for grants to nonemployees, when the options vest.  The fair value of exercisable warrants on the date of issuance issued in connection with debt financing transactions or for services are deferred and expensed over the term of the debt or as services are performed.

Reclassifications
Certain previously reported amounts have been reclassified to conform to the current presentation.

Foreign Currency Translation
The functional currency of wholly owned subsidiary DPPL, and of the variable interest entities MMPL and Payblox is the Indian rupee.  Its assets and liabilities are translated into U.S. dollars at the exchange rates in effect at each balance sheet date, revenues and expenses are translated at quarterly average exchange rates and resulting translation gains or losses are accumulated in other comprehensive loss as a separate component of shareholders’ equity.

Cash and Equivalents
We consider cash, deposits, and short-term investments with original maturities of three months or less as cash and equivalents.  Amounts designated by management for specific purposes, including withholdings from merchants to collateralize their contingent liabilities and processing reserves, and by contractual terms of debt agreements are considered restricted cash.  Our deposits at financial institutions at times exceed amounts covered by U.S. Federal Deposit Insurance Corporation insurance.

Included in cash and equivalents are proceeds from investors for the purchase of Company securities.   These funds are designated for the purchase of future residual portfolios.  As of March 31, 2014 and 2013, the Company held cash designated for future portfolio purchases of $4,139,337 and $355,000 respectively.

Restricted Cash
We consider funds received which are held by us as merchant reserves against future losses to be restricted cash.  As of March 31, 2014 and 2013 the Company held as merchant reserves $52,994 and $56,967, respectively.

Accounts Receivable
Accounts receivable represents the uncollected portion of amounts recorded as revenues.  Management performs periodic analyses to evaluate all outstanding accounts receivable to estimate an allowance for doubtful accounts that may not be collectible, based on the best facts available to management.  Management considers historical collection patterns, accounts receivable aging trends and specific identification of disputed invoices in its analyses.  After all reasonable attempts to collect a receivable have failed, the receivable is directly written off.  As of March 31, 2014 and 2013, the balance of the allowance for doubtful accounts was $29,826 and $0, respectively.

As of March 31, 2014, accounts receivable from two Indian distributors comprised 51% and 29% of total accounts receivable.  No other customers comprised greater than 10% of total accounts receivable as of March 31, 2014 or 2013.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation and amortization, using the straight-line method based on estimated useful lives of three to five years.  Repairs and maintenance are charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the consolidated statements of operations.

Residual Portfolios
Residual portfolios represent investments in (purchases of) recurring monthly residual income streams derived from credit card processing fees paid by merchants in the United States indirectly to third parties. We purchase portfolios of recurring monthly residual income streams from ISOs as long-term investments and expect to hold them to the point in time when a portfolio’s cash flows become nominal. We value the recurring monthly residual income streams on a net present value basis and acquire the recurring monthly residual income stream through a negotiated agreement with the ISO. Residual portfolios are recorded at cost and amortized over an estimated 10 year life into cost of revenues. Each residual portfolio is amortized based on the percentage of actual cash received to total expected future cash flows adjusted for the expected attrition of the portfolio. The recurring monthly residual income streams are paid by processors to us on a monthly basis. Although history within the industry indicates the cash flows from such income streams are reasonably predictable, the future cash flows are predicated on consumers continued use of credit and debit cards to purchase goods and services from merchants having our service to accept electronic payments. Quarterly, we evaluate our cash flow estimates and prospectively adjust future amortization.

As part of the acquisition of Calpian Commerce, the Company acquired certain residual portfolio assets with a fair value of $6,379,000 determined by a discounted cash flow model for each portfolio using a discount rate of 18%. The expected future cash flows were determined based upon future projected revenue and costs adjusted the attrition rate of the merchant base, and the expected cost to service and maintain such portfolios.

Equity Investment
Prior to obtaining control in January 2014 (See Note 3), Money-on-Mobile was accounted for as an equity method investment, as the Company had the ability to exercise significant influence, but did not control the enterprise and was not the primary beneficiary. Under the equity method of accounting, the Calpian, Inc. recorded its proportionate share of the net earnings or losses of Money-on-Mobile and a corresponding increase or decrease to the investment balances. In addition, the Company accounted for share issuances by Money-on-Mobile as if the Company had sold a proportional share of its investment and record any resulting gain or loss.  The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.  No impairments were recorded during years ended March 31, 2014 or 2013.

Deferred Financing Costs
The Company capitalizes third-party costs paid to obtain its debt financing.  Capitalized costs are then amortized using a straight-line basis over the related debt term into interest expense.

Goodwill
Goodwill consists of the cost of our acquired businesses in excess of the fair value of the identifiable net assets acquired and is allocated to reporting units based on the relative fair value of the future benefit of the purchased operations to our existing business units as well as the acquired business unit.  As of March 31, 2014, goodwill was $19,277,942 for our Money-on-Mobile reporting unit and was $2,341,928 for our Calpian Commerce reporting unit.

We perform an annual impairment assessment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value.  For reporting units in which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, goodwill is not considered impaired and we are not required to perform the two-step goodwill impairment test. Qualitative factors considered in this assessment include industry and market considerations, overall financial performance, and other relevant events and factors affecting the reporting unit.  For its annual impairment assessment for the year ended March 31, 2014, we determined it was more likely than not that the fair value of each of the reporting units exceeded the carrying values.  As a result, we concluded that goodwill was not impaired for the year ended March 31, 2014.

Intangible Assets
Intangible assets consist of software, customer lists, trademarks, and domain names acquired through business combinations, or consists of software developed or obtained for internal use, as well as software intended for resale. Costs to develop internal use computer software during the application development stage are capitalized on a per project basis. Capitalized costs are amortized on a straight line basis over its useful life.
Costs for software developed for resale are expensed as incurred until technological feasibility is established, capitalized once technological feasibility occurs, including costs for coding and testing, and expensed once the software is available for release to customers. Capitalized costs for software available for sale are amortized over the greater of the amounts computed for the (1) expected revenue to total anticipated revenue or (2) straight line basis over its useful life.
The weighted average amortization period is 5 years for customer lists, acquisition costs and trademarks, 5 years for internal use software, 3 years for software developed for resale, and domain names are not amortized.
Management has completed its valuation of the fair values of separately identifiable intangible assets acquired in its Money-on-Mobile business acquisition (see Note 3) .  Capitalized finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives.  Indefinite-lived assets are not amortized, but reviewed at least annual for potential impairment.

Impairment of Long-Lived Assets
In addition to the annual goodwill impairment test, long-lived assets, including property and equipment and other intangible assets, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable.  If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value.  There were no adjustments to the carrying value of long-lived assets during the years ended March 31, 2014 or 2013.

Revenue Recognition
The Company has three primary revenue streams:  residual portfolios, merchant payment processing fees, and Money-on-Mobile transactions.

Residual portfolios
We recognize residual portfolio revenue based on actual cash receipts.

Merchant payment processing fees
We derive revenues primarily from the electronic processing of credit, charge and debit card transactions that are authorized and captured through third-party networks. Typically, merchants are charged for these processing services based on a percentage of the dollar amount of each transaction and in some instances, additional fees are charged for each transaction. Certain merchant customers are charged a flat fee per transaction and may also be charged miscellaneous fees, including fees for handling chargebacks, monthly minimums, equipment rentals, sales or leasing and other miscellaneous services.  Processing fees are recorded as revenue in the period the Company receives payment for the transactions.

Generally, revenues are reported gross of amounts paid to sponsor banks, as well as interchange and assessments paid to credit card associations (MasterCard and Visa), as Calpian Commerce bears the credit risk or the ultimate responsibility for the merchant accounts.  Included in cost of goods and services sold are the expenses covering interchange and bank processing expenses directly attributable to processing fee revenues are recognized in cost of revenues in the same period as the related revenue.

Revenues generated from certain portfolios are reported net of interchange, where we may not have credit risk, or the ultimate responsibility for the merchant accounts.

Money-on-Mobile
As an intermediary between the utility provider and distributors, Money-on-Mobile purchases utility units, such as mobile phone minutes, at wholesale rates and resells these units to distributors.  Distributors often keep a prepaid balance with Money-on-Mobile to facilitate quick transactions.  Utility unit sales are recognized when utility units are delivered, either to the distributors or directly to the end users.  Often, distributors will maintain a prepaid balance in a Money-on-Mobile electronic wallet account to facilitate rapid transactions.  Prepaid balances are deferred until utility units are delivered.  As of March 31, 2014, deferred revenue was $595,929.  Revenue from utility units is recognized on a gross basis, as the Company is the primary obligor, has latitude in establishing prices and has inventory risk.

As an intermediate between distributors and end consumers, distributors use Money-on-Mobile’s electronic wallet technology to a) allow end consumers to purchase utility units from the distributor by mobile phone text message and b) allow distributors to send a text message confirmation back to the end user.   Money-on-mobile earns a transaction fee for these services, paid by the end consumer.  Revenue from these transaction fees are recognized on a net basis, under ASC 605-45, at the time consumers use utility units to pay for their services consumed, as the Company is not the primary obligor, does not establish prices and does not maintain inventory risk.

Once an end consumer has established a Money-on-Mobile electronic wallet account, end consumers can use Money-on-Mobile’s technology to facilitate non-distributor-related transactions with other parties that have Money-on-Mobile accounts, including other retailers and utilities and other Money-on-Mobile end consumers.  Money-on-mobile also earns a transaction fee for these services, paid by the end consumer.  Revenue from these transaction fees are recognized on a net basis, under ASC 605-45, at the time the transaction is consummated, as the Company is not the primary obligor, does not establish prices and does not maintain inventory risk.

Income Taxes
Deferred income taxes are recognized for the future income tax effects of differences in the carrying amounts of assets and liabilities for financial reporting and income tax return purposes, including undistributed foreign earnings and losses, using enacted tax laws and rates. A valuation allowance is recognized if it is more likely than not that some or all of a deferred tax asset may not be realized. Tax liabilities, together with interest and applicable penalties included in the income tax provision, are recognized for the benefits, if any, of uncertain tax positions in the financial statements which, more likely than not, may not be realized.

Advertising
Advertising costs are expensed as incurred.  During the years ended March 31, 2014 and 2013, advertising expense was $309,790 and $506,110, respectively.

Recent Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update No. 2014-9, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-9”).  ASU 2014-9 requires an entity to recognize revenue in an amount that reflects the consideration to which the entity expects to receive in exchange for goods or services.  ASU 2014-9 is effective for our fiscal year beginning April 1, 2017.  We are currently evaluating the potential impact of adopting this guidance on our consolidated financial statements.
3 - BUSINESS ACQUISITIONS

Calpian Commerce Inc.

On March 15, 2013, the Company acquired certain assets and liabilities of Pipeline Data, Inc. and its subsidiaries, all of which were contributed to and are operated by Calpian Commerce. The Company purchased the assets for $9.75 million in cash and was financed through a $9.5 million increase to the senior credit facility (see Note 12) .

The following presents the estimated fair values of the net assets acquired following an appraisal of certain assets based on assumptions we believe unrelated market participants would use based on observable and unobservable marketplace factors:

Cash	$250,000
Restricted cash	306,967
Current assets	37,287
Fixed assets	205,636
Residual portfolios	6,379,000
Intangibles	179,115
Goodwill	2,341,928
Accrued revenue receivable	107,467
Liabilities	(57,400)
Net assets	$9,750,000

The residual portfolios are being amortized over 10 years.

The revenues and earnings of the acquired net assets included in our financial statements and the pro forma amounts as if their acquisition had been included as of April 1, 2012 are as follows:

	Revenue	Earnings / (Loss)
Included in financial statements from:
March 15, 2013 through March 31, 2013	$953,240	$35,293

Pro forma for the three months ended:
March 31, 2013	6,678,000	(1,069,000)

Pro forma for the year ended:
March 31, 2013	26,693,126	214,810
The pro forma earnings (loss) include adjustments to reflect: (i) exclusion of the seller’s reorganization costs and operating expenses not related to Calpian Commerce’s future business; (ii) depreciation and amortization assuming the fair value adjustments to fixed assets and the residual portfolios had been applied on April 1, 2012; (iii) the interest and deferred financing cost amortization related to the senior debt borrowing for the acquisition in both years; (iv) the lender expenses and acquisition related legal fees in 2012 rather than in 2013 general and administrative expenses; and, (v) the consequential tax effects.

Money-on-Mobile

In March 2012, the Company began acquiring common stock of DPPL.  The Company continued to acquire additional shares of DPPL common stock throughout 2012, 2013 and 2014.  On January 6, 2014, Calpian, Inc.’s share of DPPL’s outstanding common stock increased from 49.9% to 56.2%, giving Calpian the majority control of the Money-on-Mobile enterprise and triggering step acquisition accounting.  At March 31, 2014, the Company’s ownership in DPPL was 69.5% after additional DPPL common stock purchases during the period from January 7, 2014 through March 31, 2014.

Although the Company does not directly own common stock of MMPL or its subsidiary Payblox, these entities are included in the Money-on-Mobile acquisition accounting due to certain terms of the DPPL service agreement.  Under this agreement, DPPL has a right, at its sole discretion, to trigger a merger with MMPL, the terms of which give DPPL control of MMPL.

The goodwill associated with the DPPL Acquisition is attributable to numerous factors, including providing the Company with entry into one the world’s largest mobile payments markets with a developed workforce who has business and country-specific knowledge, an established and growing agent distribution network, positive customer experiences and a business plan with numerous growth strategies. The Company’s financial profile has been enhanced by creating a company with penetration into a new market with significant growth opportunity, greater operating leverage and revenue enhancements. It also creates a company with greater cash flow generation, accelerating our ability to execute on our growth strategies.

The Company hired an outside firm to assist in the valuation of both the CLPI and minority interest of DPPL. The Company considered the income approach, market approach and asset approach as part of the valuation technique used to measure the fair value of the equity interest in DPPL immediately before the business combination. The analysis considered a discounted cash flow, guideline public companies, precedent transactions (subject company) and precedent transactions valuation models. After reviewing the results of each of these valuation models, a weighted average approach was considered most appropriate: 50% discounted cash flow and 50% precedent transactions (subject company) analysis on a financial controlling basis. Additionally, other information such as current market, industry and macro economy conditions were utilized to assist Management to develop its fair value measurements.

The non-controlling interest (‘NCI’) was recognized and fair valued on the acquisition date in accordance with ASC 805-20-30-1. The NCI owned 50.1% as of the valuation date. The Company’s 49.9% ownership interest was deemed to be a controlling interest given the limited access to capital by the existing DPPL shareholders and their expectations that the Company would execute its option to acquire up to 74% equity interest in DPPL. To independently derive the fair value of the NCI recorded in connection with the business combination, the Company used the Concluded Equity Value, as described in the paragraph above, and on a control basis. Included in NCI valuation was a 20% discount for lack of control and a 35% discount for lack of marketability.

In March 2012, the Company began acquiring common stock of DPPL.  The Company continued to acquire additional shares of DPPL common stock throughout 2012, 2013 and 2014.  On January 6, 2014, Calpian, Inc.’s share of DPPL’s outstanding common stock increased from 49.9% to 56.2%, giving Calpian the majority control of the Money-on-Mobile enterprise and triggering step acquisition accounting.  At March 31, 2014, the Company’s ownership in DPPL was 69.5% after additional DPPL common stock purchases during the period from January 7, 2014 through March 31, 2014.

Although the Company does not directly own common stock of MMPL or its subsidiary Payblox, these entities are included in the Money-on-Mobile acquisition accounting due to certain terms of the DPPL service agreement.  Under this agreement, DPPL has a right, at its sole discretion, to trigger a merger with MMPL, the terms of which give DPPL control of MMPL.

The following table provides acquisition-date fair value of the total consideration transferred at each stage of the step acquisition as well as the acquisition-date fair value of each major class of consideration, including cash and equity instruments:

Quarter Ending	Ownership %	Pre-Acquistion	CLPI Stock	Cumulative Investment
3/31/2012	14.9%	$1,250,000	—	$1,250,000
6/30/2012	21.2%	660,000	—	1,910,000
9/30/2012	26.5%	1,300,000	3,646,155	6,856,155
12/31/2012	26.5%	871,000	—	7,727,155
3/31/2013	47.3%	1,385,000	—	9,112,155
6/30/2013	47.3%	1,600,000	1,846,155	12,558,310
9/30/2013	47.9%	1,564,000	—	14,122,310
12/31/2013	49.9%	975,000	—	15,097,310
3/31/2014	69.5%	1,920,000	—	17,017,310

As of January 6, 2014, just prior to acquisition, the Company’s equity interest in Money-on-Mobile was $10,124,831.  As of January 6, 2014, management preliminarily estimated that the fair value of the equity investment was $15,309,520, which resulted in a gain of $5,014,565 at was recognized in the consolidated income statement.  At January 6, 2014, Management estimated that the fair value of the non-controlling interests was $7,500,000.

The following presents the estimated fair values of the net assets acquired following an appraisal of certain assets based on assumptions we believe unrelated market participants would use based on observable and unobservable marketplace factors:

Cash	$301,527
Accounts receivable	995,411
Inventory	2,034,187
Other current assets	2,180,102
Property and equipment	82,437
Goodwill	18,474,695
Other intangibles	1,228,019
Other long term assets	622,917
Accounts payable	(623,309)
Accrued liabilities	(2,305,262)
Other liabilities	(181,202)
Net assets acquired	$22,809,522

In the allocation of fair value, goodwill and intangible assets of $19,702,714 were identified.  Identifiable definite-lived intangible assets include software, customer lists, customer acquisition costs and trademark:

Description	Useful Life (years)
Customer list	5.0
Trademark	3.0
Software	4.5
Retail Acquisition Cost	4.0

Revenue of $29,710,228 and net losses of $858,974 related to Money-on-Mobile for the period from acquisition date, January 6, 2014, to March 31, 2014 have been included in the Company’s consolidated statements of comprehensive loss.

The revenues and loss of Money-on-Mobile included in our financial statements and the pro forma amounts as if it had been included as of April 1, 2012 and 2013 are as follows:

			Attributable To Shareholders Of
	Revenue	(Loss)	Calpian, Inc.	Noncontrolling Interests
Included in financial statements from:
January 6, 2014 to March 31, 2014	$29,710,228	$(858,974)	$(491,986)	$(366,988)

Pro forma for the year ended:
March 31, 2014	$173,804,832	$(6,240,434)	$(4,826,386)	$(1,414,048)
March 31, 2013	$123,119,549	$(1,441,656)	$(369,356)	$(1,072,300)
The pro forma losses in the table above include adjustments to reverse previously recognized equity investment accounting losses (2014 - $3,823,191; 2013 - 822,143) and a $5,014,565 bargain purchase gain.

4 - INVENTORY

Inventory consisted of the following utility units, merchant equipment and supplies:

	March 31, 2014	March 31, 2013
Money-on-Mobile utility units	$2,971,281	$ -
Calpian Commerce equipment and supplies	26,591	24,999
Total	$2,997,872	$24,999

Money-on-Mobile utility units, such as mobile phone minutes, are purchased from Indian utility providers and held for sale to Indian distributors or end consumers.  Inventory balances function similar to a non-refundable prepaid account with the utility providers.  These prepaid balances are denominated in Indian rupees rather than a fixed number of utility units.

Calpian Commerce equipment consists of point-of-sales terminal equipment held for sale to merchants, resellers and distributors of our domestic operations.  Inventory is valued at the lower of cost or market price. Cost is arrived at using the first-in, first-out method. Market price is estimated based on current sales of equipment.

5 - OTHER CURRENT ASSETS

At March 31, 2014 and 2013, other current assets consisted of the following:

	2014	2013
Current portion of deferred financing fees	$216,084	$216,084
Deferred consulting fees	239,889	—
Building deposit	538,440	—
Advance payments for foreign taxes	429,244	106,254
Advance payments to vendors	246,694	—
Personnel costs paid in advance	87,919	—
Total other current assets	$1,758,270	$322,338

6 - PROPERTY AND EQUIPMENT

At March 31, 2014 and 2013, property and equipment consisted of the following:

	2014	2013
Equipment	$375,645	$ -
Software	125,801	25,000
Furniture and fixtures	69,863	67,098
Leasehold improvements	4,810	95,636
Subtotal	576,119	187,734
Less accumulated depreciation	(177,161)	(3,771)
Total property and equipment	$398,958	$183,963

For the years ended March 31, 2014 and 2013, depreciation expense was $85,484 and $3,771, respectively.

7 - RESIDUAL PORTFOLIOS

As of March 31, 2014, we expect annual amortization in each of the next five years to be as shown below with the remainder ranging over the succeeding 8 years.  No residual value is likely.

	Calpian	Calpian Commerce	Total
2015	$963,748	$991,656	$1,955,404
2016	796,514	849,616	1,646,130
2017	641,407	727,921	1,369,328
2018	515,789	623,658	1,139,447
2019	414,772	534,328	949,100
Thereafter	567,287	1,468,437	2,035,724
Total	$3,899,517	$5,195,616	$9,095,133
8 - EQUITY INVESTMENTS

Money-on-Mobile

On January 6, 2014, Calpian, Inc. acquired control of Money-on-Mobile (See Note 3).  Prior to that acquisition, the Company accounted for its investment in Money-on-Mobile using the equity method of accounting.  At March 31, 2013, the Company owned approximately 47.4% of the outstanding common stock of DPPL, with a balance of its equity investment in Money-on-Mobile of $8,291,207.

The following tables present a summary balance sheet and results of operations of Money-on-Mobile as of and for the year ended March 31, 2013 under the equity method of accounting:

As of
March 31, 2013

Current assets	$2,396,310
Long term investments	1,946,882
Total assets	$4,343,192
Current liabilities	1,471,266
Long term liabilities	73,232
Total liabilities	1,544,498
Capital	2,798,694
Total liabilities and capital	$4,343,192

Year Ended
March 31, 2013

Total revenues	$29,710,288
Gross profit	507,928
Total expenses	1,366,902
Net loss	$(858,974)

Happy Cellular Services Limited

As part of our acquisition of Money-on-Mobile enterprise (see Note 3) in January 2014, we acquired a 40% equity interest in Happy Cellular Services Limited (“Happy Cellular”), based in India.   Happy Cellular is a mobile talk time reseller based in India.    As of March 31, 2014, our equity investment balance was $211,680.

Calpian Granite Hill, L.P.

In January 2014, we formed Calpian Granite Hill, L.P., a joint venture with a party related to our senior lender, for the purpose of acquiring additional residual portfolios.  As of March 31, 2014, the Company had invested $90,000 to the venture and retained a 20% ownership as a limited partner.
9 – INTANGIBLE ASSETS

At March 31, 2014 and 2013, intangible assets consisted of the following:

	2014	2013
Customer lists	$876,859	$—
Software	566,909	150,000
Trademarks	34,199	19,115
Domain names	20,000	20,000
Subtotal	1,497,967	189,115
Less accumulated amortization	(146,003)	(4,167)
Total	$1,351,964	$184,948

The Company determined the fair value of software acquired during the acquisition of Calpian Commerce was $150,000.  The software is used in its merchant operations and assist in the automation of boarding new merchant accounts.   Additionally, the Company determined the fair value of the software attributable to Money-on-Mobile to be $527,900, comprised of $476,370 in development costs of the MMPL propriety delivery system and $51,531 in development costs of the Payblox propriety delivery system.  Similarly, the Company determined the fair value of customer lists acquired during the acquisition of Money-on-Mobile to be $1,231,384, comprised of $86,042 of value in MMPL customer lists and $1,145,342 in DPPL customer lists.

As of March 31, 2014, we estimate annual amortization in each of the next five years:

Amount
2015	$433,468
2016	429,302
2017	368,139
2018	61,883
2019	20,056
Thereafter	—
Total	$1,312,848

10 - OTHER NON-CURRENT ASSETS

At March 31, 2014 and 2013, other non-current assets consisted of the following:

	2014	2013
Deposits held by lenders	$395,100	$ -
Deposits held by processors	350,000	400,000
Security and vendor deposits	213,096	21,000
Total	$958,196	$421,000
11 - ACCRUED LIABILITIES

At March 31, 2014 and 2013, accrued liabilities consisted of the following:

	2014	2013
Interest	$409,870	$150,907
Wages and benefits	417,918	207,860
Foreign statutory fees	236,418	—
Bank overdraft	186,198	—
Legal settlement	150,000	—
Professional fees	65,650	66,500
Merchant reserves	52,994	56,967
Insurance	—	58,687
Other	75,695	37,000
Total accrued liabilities	$1,594,743	$577,921

12 - DEBT

As of March 31, 2014, long term debt consisted of the following:

Senior credit facility	$13,170,000
Senior promissory notes	3,000,050
Subordinated notes payable	4,800,000
Convertible subordinated notes	300,000
Less: debt discount	(634,954)
Subtotal	20,635,096
Less: current portion	(7,260,800)
Long term debt	$13,374,296
Senior Credit Facility

In April 2011, the Company secured an $8.0 million credit facility, bearing interest of 16% per year.  The Company paid origination, commitment and administration fees, and expenses totaling $323,639 and issued the lender warrants to acquire up to 804,467 shares of our common stock at $1.00 per share.  Unamortized deferred financing costs of $525,936 were charged to interest expense when the facility was repaid and closed in November 2012.  There are no related warrants outstanding as of March 31, 2014. In November 2012, the Company entered into a $5.0 million senior credit facility, amended in March 2013 to $14.5 million.  Outstanding balances under the senior credit facility accrue interest at an annual rate of 13.2%, payable monthly in arrears. Interest only is payable through September 2014; thereafter, principal is payable monthly through maturity, September 2016.  A prepayment penalty of 4% is in effect through March 16, 2014.  In addition, the facility is subject to a facility growth fees of 4% of new borrowings arranged by the lender and 2% if arranged by others.

During the years ended March 31, 2014 and 2013, interest expense related to the senior credit facility, exclusive of accretion of debt discount and amortization of loan origination fees, was $1,812,504 and $482,649, respectively.

Additional borrowings under the senior credit facility are limited to the acquisition of credit card residuals in the United States.  Qualifying borrowing amounts are also limited by 16 times the expected monthly gross cash flow of the residuals, as measured immediately following the acquisition.  The senior credit facility is secured by substantially all of the Company’s assets.  The facility requires maintaining a minimum of $200,000 in cash and equivalents and meeting certain financial covenants.  As of March 31, 2014, the Company was in compliance with all covenants.

In March 2013, the Company issued 500,000 warrants to the senior credit facility lender.  The aggregate fair value of the warrants, determined on the date of issuance using a Black Scholes valuation model was $325,000.  In March 2014, the 500,000 warrants were cancelled in conjunction with raising $3.0 million in equity financing before April 2014.  For the years ended March 31, 2014 and 2013, amortized debt discount included in interest expense were $130,000 and $10,833, respectively.

For the year ended March 31, 2014 and 2013, the Company has paid $1,541,466 and $325,000, respectively, in loan origination fees related to the senior credit facility that are being amortized in to interest expense through the facility maturity.  For the years ended March 31, 2014 and 2013, amortized debt discount included in interest expense were $216,084 and $1,332,226, respectively.

As of March 31, 2014 and 2013, the balance due under the senior credit facility was $13,170,000 for each year.

Senior Promissory Notes - Calpian Residual Acquisition, LLC
In February 2014, Calpian Residual Acquisition, LLC issued into $3.0 million senior promissory notes to three investors.  Outstanding balances under the senior promissory notes accrue interest at an annual rate of 12%, payable monthly in arrears. Interest only is payable through February 2015; thereafter, principal is payable evenly for 48 months through maturity, February 2019.  During the years ended March 31, 2014, interest expense related to the senior promissory notes was $40,000.

In February 2014, the Company issued 300,000 warrants to the senior promissory notes lender.  The aggregate fair value of the warrants, determined on the date of issuance using a Black Scholes valuation model, as of March 31, 2014 was $297,000. For the years ended March 31, 2014, amortized loan origination fees included in interest expense was $0.

Subordinated Debt
The Company’s subordinated debt has been issued pursuant to a $3 million Subordinated Debt Offering, a $2 million Subordinated Debt Offering,  2012 $3 million Notes Offering, and a 2012 Convertible Notes Offering, each exempt from registration under Rule 506 of Regulation D of the Securities and Exchange Commission (“SEC”), as described in the Current Reports on Form 8-K filed on January 6, 2011 and August 10, 2012.  The notes are secured by a first lien on substantially all of the Company’s assets, but are subordinated to the senior credit facility.  The notes bear interest at a rate of 12% annually paid monthly in arrears.

Subordinated Notes Payable
At March 31, 2014 and 2013, the outstanding balances on subordinated notes payable were $4,800,000 for  each year.

At issuance, the lenders received warrants to acquire shares of our common stock at $2.00 to $2.50 per share.   Warrants of 452,925 and 0 warrants were issued during the years ended March 31, 2014 and 2013, respectively.  The aggregate fair value of the warrants, determined on the date of issuance using a Black Scholes valuation model, was $74,934.  The debt discount accreted into interest expense during the years ended March 31, 2014 and 2013 were $243,393 and $359,164, respectively.  At March 31, 2014, future accretion of related debt discounts is expected to be $139,167 for 2015, $14,620 for 2016.

Convertible Subordinated Notes
At March 31, 2014 and 2013, the outstanding balances on convertible subordinated notes payable were $300,000 and $1,000,000, respectively.

The notes can be converted shares of the Company’s common stock at a conversion rate of $1.50 per share at the option of the note holders.  In July 2014, any outstanding balances automatically convert.  During the year ended March 31, 2014, outstanding convertible subordinated note balances of $1,000,000 were converted into 666,668 shares of common stock.  No amounts were converted for the year ended March 31, 2013.

In connection with the conversion, we issued an additional 33,800 shares of stock having a $50,700 fair value based on publicly-quoted market prices and expensed $42,408 of the fair value of warrants previously deferred.

At issuance in 2013, the lenders received 900,000 warrants to acquire shares of our common stock at $2.00 to $2.30 per share.  The aggregate fair value of the warrants, determined on the date of issuance using a Black Scholes valuation model was $69,000.  The debt discount accreted into interest expense during the years ended March 31, 2014 and 2013 were $45,722 and $22,861, respectively.  At March 31, 2014, there is no future accretion of related debt discounts expected.

For the years ended March 31, 2014 and 2013, interest expense related to the subordinated notes payable, exclusive of debt discount accretion, was $645,950 and $443,850, respectively.

Future principal payments due under the Company’s debt, excluding debt discounts of $634,954, is as follows:

	2015	2016	2017	2018	2019	Total
Senior credit facility	$3,160,800	$6,321,600	$3,687,600	$—	$—	$13,170,000
Senior promissory notes	—	—	—	—	3,000,050	3,000,050
Subordinated notes payable	3,800,000	—	1,000,000	—	—	4,800,000
Convertible subordinated notes	300,000	—	—	—	—	300,000
	$7,260,800	$6,321,600	$4,687,600	$—	$3,000,050	$21,270,050
13 - CAPITAL STOCK

We have not agreed to register any of our common stock or warrants for resale under the Securities Act of 1933, as amended; however,  5,071,000 shares common stock, warrants to acquire 1,367,750 shares of our common stock and 150,000 shares of our common stock issuable on conversion of our convertible subordinated notes have customary “piggy back” registration rights in the event we register shares of our common stock in the future.

Preferred Stock
On October 3, 2013, the Company issued 550,000 shares of newly created Series B Convertible Preferred Stock (“Series B Preferred Stock”) pursuant to a subscription agreement for the purchase of up to 650,000 Series B Preferred Stock entered into with an accredited investor. The gross proceeds from the sale of 550,000 Series B Preferred Stock were $550,000.   At March 31, 2014, all of the Series B shares had converted to common stock; consequently, there was no Series B Preferred Stock balance as of March 31, 2014.

In November and December 2013, all 550,000 shares of Series B Preferred Stock converted into 414,249 shares of common stock and the rights and preferences of the Series B Preferred were of no further effect.

In March 2014, the Company issued 1,000 shares of newly created Series C Convertible Preferred Stock (“Series C Preferred Stock”) pursuant to a subscription agreement for the purchase of up to 5,000 Series C Preferred Stock entered into with an accredited investor. The gross proceeds from the sale of 1,000 Series C Preferred Stock were $1,000,000.   At March 31, 2014, none the Series C shares had converted to common stock.

The Series C holder had the right at March 31, 2014 to redeem Series C Preferred Stock for the full amount of the gross proceeds which was $1,000,000. On June 23, 2014 the Series C holder elected to convert all 1,000 Series C shares to 1,000,000 shares of Common Stock.

Common Stock
Our common stock trades on the OTC® under the symbol “CLPI.”  Holders of our common stock are entitled to one vote per share and receive dividends or other distributions when, and if, declared by our Board of Directors.  We have reserved 8,434,457 shares for issuance on conversion of convertible subordinated notes, exercise of warrants, and equity incentive awards.
Our shareholder equity includes a line item for “subscribed stock,” which represents shares of common stock for which we irrevocably received investors’ purchase prices but, due to administrative delays, had not issued the respective shares of common stock before the period end. The Company has included "subscribed stock" in its calculation of weighted average number of shares outstanding.

Warrants
A total of 6,284,457 warrants for our common stock with exercise prices ranging from $0.99 to $3.00 per share ($1.61 weighted average) have been issued in connection with our financing transactions and expire as follows: $0 in 2015; $642,501 in 2016; $522,500 in 2017; $677,925 in 2018, and $4,441,531 in 2019.  On exercise, the warrants will be settled in delivery of unregistered shares of our common stock. Warrants for 5,000 and 253,333 shares having a total fair value of $0 and $199,361 were issued in 2013 and 2014, respectively, for financial consulting services.

The following table summarizes the changes in warrants for the years ended March 31, 2014 and 2013.

Warrants
Outstanding at March 31, 2012	1,969,468
Granted	1,177,925
Exercised	—
Expired/canceled	—
Outstanding at March 31, 2013	3,147,393
Granted	4,441,531
Exercised	(391,920)
Expired/canceled	(912,547)
Outstanding at March 31, 2014	6,284,457

We estimate the fair value of warrant granted using the Black-Scholes option valuation model. The expected life of warrant represents the term of warrant. The expected stock volatility is based on the average of historical volatility of the Company’s common stock and other subjective factors. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time awards are granted, and the expected dividend rate takes into account the absence of any historical payments and management’s intention to retain all earnings for future operations and expansion.

The fair value of each warrant granted was estimated on the date of grant using the Black-Scholes valuation model with the following weighted average assumptions for grants during the years ended March 31, 2014 and 2013:

Warrants	2014	2013
Risk-free interest rates	1.51%	0.85%
Expected volatility	1.0220%	0.7203%
Dividend yields	—%	—%
Expected lives	5 years	5 years

2011 Equity Incentive Plan
The 2011 Equity Incentive Plan (“Plan”) provides for issuing equity awards for an aggregate of 2.0 million shares of our common stock in the form of grants of restricted shares, incentive stock options (employees only), nonqualified stock options, share appreciation rights, performance shares, and performance units.  The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors, and consultants, and to promote the long-term growth and profitability of the Company.  Stock option awards have a maximum contractual life of ten years and specific vesting terms and performance goals are addressed in each equity award grant.  Shares issued to satisfy awards may be from authorized but unissued or reacquired common stock.

Stock Options
Immediately exercisable stock options for 900,000 shares of our common stock ($582,920 grant date fair value) were awarded in 2014 and options for 200,000 were granted in 2013.    Exercisable options with a weighted-average exercise price of $2.00 per share for 400,000 shares and $1.49 for 900,000 shares were outstanding at March 31, 2013 and March 31, 2014, respectively.  Intrinsic value is the amount by which the fair value of the underlying stock exceeds the exercise price of an option.  Because the fair value of the underlying stock was more than the exercise price at March 31, 2014, the options had $100,000 intrinsic value. At March 31, 2014, all outstanding options are fully vested and the weighted-average remaining contractual term was 9.2 years; however, if services are earlier terminated, 700,000 options become void 90 days after termination.

We estimates the fair value of stock options granted using the Black-Scholes option valuation model .The expected life of options represents the period of time the options are expected to be outstanding and other subjective factors. The expected stock volatility is based on the average of historical volatility of the Company’s common stock and other subjective factors. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time awards are granted, and the expected dividend rate takes into account the absence of any historical payments and management’s intention to retain all earnings for future operations and expansion. No forfeiture is expected when stock option granted.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes valuation model with the following weighted average assumptions for grants during fiscal 2014 and 2013:

Option plan	2014	2013
Risk-free interest rates	2.02%	0.30%
Expected volatility	0.992%	0.00001%
Dividend yields	—%	—%
Expected lives	6 years	3 years

The following table summarizes the changes in stock options for the years ended March 31, 2014 and 2013.

	Options Available for Grant	Number of Options	Weighted Average Exercise Price
Outstanding at March 31, 2012	1,800,000	200,000	$2.50
Granted	(200,000)	200,000
Exercised
Expired
Outstanding at March 31, 2013	1,600,000	400,000	$2.00
Granted	(900,000)	900,000
Exercised
Expired	400,000	(400,000)
Forfeited
Outstanding at March 31, 2014	1,100,000	900,000	$1.49
14 - EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of shares of our common stock outstanding during the period.  At March 31, 2014 and 2013, outstanding equity instruments that were not included in the dilutive calculation because their effect would be anti-dilutive were:

	2014	2013
Warrants	6,284,457	3,147,393
Stock options	900,000	400,000
Convertible subordinated notes	150,000	666,665
Total	7,334,457	4,214,058

15 - INCOME TAXES

Our deferred income tax liabilities and assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. We adjust our deferred income tax liabilities and assets, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We establish a valuation allowance to offset any deferred income tax assets if, based on the available evidence, it is more likely than not that some or all of the deferred income tax assets will not be realized. We recognize uncertain income tax positions taken or expected to be taken on tax returns at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  As of March 31, 2014 and 2013, no such uncertain income tax benefits were recognized.

The company has cumulative net operating losses of $9.2 million and $3.2 million as of March 31, 2014 and March 31, 2013, respectively.  The net operating loss carryover begins to expire in 2026.

Significant components of our deferred tax assets and liabilities were:

	2014	2013
Warrants	$1,359,203	$1,142,132
Net operating loss carryovers	3,157,486	1,106,633
Development stage losses	360,854	391,565
Residual portfolio amortization	656,327	203,908
Management equity awards	82,831	23,610
Intangibles	2,663	2,890
Total deferred tax assets	5,619,364	2,870,738
Valuation allowance	(5,619,364)	(2,870,738)
Net deferred tax asset	$—	$—

For fiscal year ending March 31, 2014 and 2013, there were no current or deferred tax expenses due to a full valuation allowance.

The losses before income taxes and equity investment loss at the 34% federal statutory tax rate reconciles to our tax provisions as follows:

	Year Ended
	March 31,
	2014	2013
Loss before income taxes	$(6,116,487)	$(4,139,407)
Income tax benefit computed at statutory rate	(2,079,601)	(1,425,758)
Equity investment adjustment	(394,909)	279,528
Items not deductible for tax purposes	23,206	19,640
Change in valuation allowance	2,748,627	1,136,268
Other	(297,323)	(9,678)
Provision for income taxes	$—	$—

16 -RELATED PARTIES

Support Services and Advances
ART has provided the Company, since its startup period, with certain support services.  It has been verbally agreed that payment for these services would accrue interest-free and be paid at a future date to be agreed on by the parties.  At March 31, 2014 and 2013, amounts due to ART were $155,786 and $159,545, respectively, and is included in Related party payables on the Company’s balance sheet.

Cagan McAfee Capital Partners, LLC
On January 1, 2011, the Company signed a two years management advisory agreement with Cagan McAfee Capital Partners, LLC (“CMCP”), an investment company owned and controlled by Laird Q. Cagan, a member of our Board of Directors and a significant shareholder.  The nonexclusive agreement provides for CMCP advising the Company on an array of financial and strategic matters and provides for the services of Mr. Cagan as a member of our Board.  Pursuant to the agreement, CMCP is to be paid $14,500 plus expenses each month as available cash flow permits. On December 10, 2013, the agreement was extended through December 2015 and shall continue month-to-month beyond that date and is thereafter terminable by either party with 30 days notice. Under the terms of the extension, interest is to accrue beginning January 1, 2013 on unpaid balances at the rate of 12% per annum.  The amounts due, including interest, to CMCP were $449,500 and $232,000 as of March 31, 2014 and 2013, respectively, and is accrued for in Related party payables in the Company’s balance sheet.

Additionally, in September 2013, the Company borrowed $120,000 from CMCP to help fund its investments in Money-on-Mobile.  The unsecured loan is payable on demand and does not accrue interest.  As of March 31, 2014, the Company has not repaid any portion of the loan.  The outstanding loan is included in Related party payables in the Company’s balance sheet.

17 - LITIGATION

National Bankcard Systems, Inc.
On September 18, 2012, National Bankcard Systems, Inc. ("NBS") filed suit in the District Court of Dallas County, Texas against Calpian Residual Partners V, LP (“CRPV”) and Calpian alleging breach of the Residual Purchase Agreement dated November 4, 2008, between CRPV and NBS and certain other improprieties by CRPV.  Plaintiff has alleged damages on the date the suit was filed of $729,000 including unpaid merchant servicing fees, compensation for residuals added after Calpian acquired the portfolio, and attorney fees.  Plaintiff further alleges that damages continue to grow, but will not specify an amount.  Craig Jessen, our President, and Harold Montgomery, our CEO, are members of our Board of Directors and substantial shareholders of Calpian, and are executive officers of CRPV, but CRPV is not otherwise an affiliate of Calpian.  Each of the Residual Purchase Agreement and the related alleged improprieties of CRPV arose prior to Calpian's acquisition of the underlying residual portfolio on December 31, 2010.  On October 23, 2013, a final settlement agreement was reached in the amount of $250,000 ($100,000 payable within ten business days of date of final settlement agreement and $30,000 per month thereafter).  As of March 31, 2014, $100,000 of the settlement has been paid and the remaining $150,000 is included in Accrued liabilities on the Company's balance sheet.

18 - BUSINESS SEGMENT INFORMATION

The Company operates three business segments: (1) Calpian, Inc., which generates revenue by acquiring residual cash flow streams, (2) Calpian Commerce, an independent sales organization in the U.S. with merchant servicing revenue streams, and (3) Money-on-Mobile, which offers a mobile wallet service which can be used to pay for goods and services from the mobile phone as well as making other financial transactions such as sending or receiving money.  Management measures each of our business segments based on pretax results of operations using accounting policies consistent in all material respects with those described in Note 2.  No inter-segment revenue is recorded.

Our segments generally align with our revenue streams on the consolidated income statements, except for certain residual portfolio revenue that occurs in Calpian Commerce rather than in Calpian, Inc.    For the year ended March 31, 2014 and 2013, residual portfolio revenue in Calpian Commerce was $867,037 and $39,108, respectively.

The following presents operating information by segment, reconciled to our consolidated loss before income taxes and equity investment loss, and segment assets.  Information about our equity investee is included in Note 8.

Additional detail follows:

	March 31,	March 31,
	2014	2013
Total assets:
Calpian, Inc.	$9,333,278	$14,697,816
Calpian Commerce	9,328,208	10,043,920
Money-on-Mobile	26,510,267	—
Other	2,959,935	—
	$48,131,688	$24,741,736
Goodwill:
Calpian, Inc.	$ -	$ -
Calpian Commerce	2,341,928	2,341,928
Money-on-Mobile	19,277,942	—
Other	—	—
	$21,619,870	$2,341,928

	Year Ended
	March 31,
	2014	2013
Revenues:
Calpian, Inc.	$3,777,484	$3,411,029
Calpian Commerce	21,400,459	953,240
Money-on-Mobile	29,710,288	—
	$54,888,233	$4,364,269
Cost of sales:
Calpian, Inc.	$1,172,438	$1,037,171
Calpian Commerce	16,954,723	720,005
Money-on-Mobile	29,202,360	—
Total cost of sales	47,329,523	1,757,176
Gross Profit	$7,558,710	$2,607,093
Purchases of property and equipment:
Calpian, Inc.	$ -	$ -
Calpian Commerce	172,442	12,759
Money-on-Mobile	61,482	—
	$233,924	$12,759
Depreciation and amortization:
Calpian, Inc.	$6,719	$ -
Calpian Commerce	121,927	8,298
Money-on-Mobile	98,674	—
	$227,321	$8,298
Interest expense:
Calpian, Inc.	$1,757,920	$2,571,690
Calpian Commerce	1,345,697	61,241
Money-on-Mobile	3,950	—
Other	40,000	—
	$3,147,567	$2,632,931
Net income (loss):
Calpian, Inc.	$(5,142,054)	$(4,228,700)
Calpian Commerce	(917,909)	35,293
Money-on-Mobile	(858,974)	—
Other	(40,117)	—
	$(6,959,054)	$(4,193,407)

19 - SUBSEQUENT EVENTS

None

ITEM 9    CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized, and reported within the time period specified in the SEC's rules and forms and is accumulated and communicated to the Company's management, as appropriate, in order to allow timely decisions in connection with required disclosure.

Evaluation of Disclosure Controls and Procedures
The Company’s management, under the supervision of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report using the “Internal Control - Integrated Framework (2013)” created by the Committee of Sponsoring Organizations of the Treadway Commissions (“COSO”) framework. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures are not currently designed, and are not currently effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Securities Exchange Act of 1934 is accumulated and communicated to management, include the CEO and CFO, to allow timely decisions regarding disclosures and that information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. The Company’s management believes that the corrective measures already put in place, such as procedures, systems, controls and checks and balances over the Company’s disclosure controls and procedures, has improved, and those it continues to implement will improve, the design of the Company’s internal controls over financial reporting.

Changes in Internal Controls Over Financial Reporting
Other than as discussed above, no changes were made to our internal controls over financial reporting during the twelve months ended March 31, 2014, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Limitations on the Effectiveness of Controls
The Company’s management does not expect that the Company’s disclosure controls and procedures or the Company’s internal control over financial reporting can or will prevent all human error or fraud.  A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Furthermore, the design of a control system must reflect the fact that there are internal resource constraints, and the benefit of controls must be weighed relative to their corresponding costs.  Because of the limitations in all control systems, no evaluation of controls can provide complete assurance that all control issues and instances of error, if any, within the Company’s company are detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur due to human error or mistake.  Additionally, controls, no matter how well designed, could be circumvented by the individual acts of specific persons within the organization.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions.

We are a smaller reporting company and are required to comply with the internal control reporting and disclosure requirements of Section 404 of the Sarbanes-Oxley Act.  Although we are working to comply with these requirements, we have limited financial personnel making compliance with Section 404 - especially with segregation of duty control requirements – very difficult, if not impossible, and cost prohibitive.  While the SEC has indicated it expects to issue supplementary regulations easing the burden of Section 404 requirements for small entities like us, such regulations have not yet been issued.

Management’s Report on Internal Control Over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is defined in Rule 13a-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other associates, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:
(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, in “Internal Control — Integrated Framework (1992).” Based on the results of its evaluation, the Company’s management has concluded that the internal control over financial reporting was not effective as of March 31, 2014. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Based upon our evaluation, we have determined that, as of March 31, 2014, there were material weaknesses in our internal control over financial reporting.  As defined by the Public Company Accounting Oversight Board (United States) Auditing Standard No. 5, a material weakness is a deficiency or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected.  The material weaknesses identified during management’s assessment were (i) a lack of segregation of duties to ensure adequate review of financial transactions, (ii) a lack of written policies and procedures surrounding the accumulation and summarization of financial transactions, and (iii) a lack of documentation evidencing the controls that do exist were operating effectively.  In light of these material weaknesses, management has concluded that, as of March 31, 2014, the Company did not maintain effective internal control over financial reporting.
Attestation Report of the Independent Registered Public Accounting Firm
This report does not include an attestation report of our independent registered public accounting firm regarding our internal controls over financial reporting.  Under SEC rules, such attestation is not required for smaller reporting companies.

ITEM 9B OTHER INFORMATION

Completion of Acquisition or Disposition of Assets.

As previously reported, on March 28, 2012, the Company and DPPL entered into a Share Subscription and Shareholders Agreement (the “Equity Investment Agrement”) pursuant to which the Company acquired equity interests in Digital Payments Processing Limited (“DPPL”), a newly-organized company that entered into a services agreement with My Mobile Payments Limited (“MMPL”) pursuant to which DPPL secured an exclusive arrangement to offer MMPL’s payment processing service known as Money on Mobile (“MoM”) in India.  The Equity Investment Agrement provided for the Company to acquire an equity interest in DPPL of approximately 74% for $9.7 million to be paid in quarterly tranches and the issuance of 6.1 million shares of our common stock.   On January 6, 2014, our ownership of DPPL’s outstanding common stock increased from 49.9% to 56.2%, giving us majority control of the Money-on-Mobile enterprise.  At March 31, 2014, the Company’s ownership in DPPL was 69.5% after additional DPPL common stock purchases during the period from January 7, 2014 through March 31, 2014.

The MoM enterprise allows individuals to use their cellular phone to make routine payments and to move money using simple text messaging (SMS technology). In India, the majority of personal payments are made in person, in cash, and most routine services are paid in advance. As such, effecting the simplest transaction including buying cell-phone minutes and paying for cable/satellite television time, paying an electric or water bill, etc. can be both time consuming and inconvenient.  MoM’s service uses the cellular telephone number to identity both the sender and the recipient of funds. To load funds onto the MoM system, the user stops at an independent retailer store within MoM’s existing retail distribution network across India and pays cash in exchange for a virtual currency load into his/her account with MoM. To move funds from the user’s account to another account, the sender generates a text message to MoM telling the company whom to pay and in what amount. The amount is instantly debited from the user’s account and credited to the recipient’s account, and both parties receive a confirmation, all within a few seconds. MMPL launched its MoM service in April 2011.  Although MMPL owns the distributor and retailer network contracts and maintains custody of the user’s funds in accordance with India’s regulations, DPPL owns and operates the customer support call center, the sales support and back-end processing functions, and has licenses to use all the intellectual property necessary to process all MoM transactions.  This bifurcated structure initially arose because MMPL, due to its custody and management of consumer funds, is licensed and regulated by the Reserve Bank of India ("RBI"), and it was unclear as to whether Calpian would be permitted under the then-existing regulations to invest directly in MMPL.

PART III

ITEM 10    DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Identification Of Directors And Executive Officers

The following table lists our directors and executive officers, their respective positions and offices, and the respective dates they were first elected or appointed.

Elected Or
Name	Position And Office	Appointed

Harold H. Montgomery	Director, Chairman of the Board,	April 23, 2010
Chief Executive Officer, and Secretary
Craig A. Jessen	Director and President	April 23, 2010
Laird Q. Cagan	Director	April 23, 2010
Shashank M. Joshi	Director	December 5, 2012
Scott Arey	Chief Financial Officer	October 1, 2013

There is no arrangement or understanding between any director or executive officer and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan, or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors.  There also are no arrangements, agreements, or understandings to our knowledge between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.
Business Experience

Harold H. Montgomery, Chairman of the Board, Chief Executive Officer, and Secretary
Mr. Montgomery, age 54, has been our Chairman of the Board, Chief Executive Officer, and Secretary since April 2010.  Since March 2012, Mr. Montgomery has been Chairman of the Board of Digital Payments Processing Limited, a majority-owned subsidiary, and a member of the board of directors of My Mobile Payments Limited (“Money-on-Mobile”), a DPPL affiliate.  A co-founder of the Company in 1987, Mr. Montgomery started ART Holdings, Inc. (“ART”), a merchant payment processing company.  While a full-time employee of ART, Mr. Montgomery led a team doing business under the name “Calpian,” which acquired over 200 ISO merchant processing portfolios between 2003 and 2009.  Mr. Montgomery continues to serve ART as a director and executive officer.  From 1985 to 1987, Mr. Montgomery was employed by Wellington Associates, a Dallas-based investment bank focused on mergers and acquisitions and corporate finance.  In 1983, Mr. Montgomery managed the Dallas Area Rapid Transit Authorization election campaign.

Mr. Montgomery is a Trustee of the Communities Foundation of Texas, a community chest foundation.  He also is a Trustee of the Caruth Foundation and St. Mark’s School of Texas.  He has served as a board member and president of the Dallas Committee on Foreign Relations and Big Thought, a community education agency.  He is a member of the Council on Foreign Relations located in New York.  Mr. Montgomery was a member of the Young Presidents’ Organization (“YPO”) from 1991 to 2009, and chaired the Florence, Italy YPO University.

Mr. Montgomery has served as an industry expert for the Federal Reserve Bank of Philadelphia Payment Card Center and the U.S. Congress as an expert witness for credit card reform legislation.  He is a frequent speaker at industry events and trade shows, and a regular contributor to industry trade publications, including Transaction World Magazine.

Mr. Montgomery attended St. Mark’s School of Texas and Stanford University where he received a BA (International Relations) in 1982 and an MBA in 1985.

Mr. Montgomery brings to the Board of Directors extensive experience in the payment processing industry as well as extensive experience acquiring residual portfolios.

Craig A. Jessen, Director and President
Mr. Jessen, age 55, has been a Director and President of the Company since April 2010.  From 2001 to 2009, he served as President and Chief Operating Officer of ART.  While an employee of ART Holdings, Inc. (“ART”), Mr. Jessen was the executive responsible for the acquisitions and integrations of Checktronic (1993) and Cash Lane (1999).  Mr. Jessen was involved in the launch and conduct of ART’s merchant credit card processing business.  At ART, Mr. Jessen analyzed, underwrote, and closed over 200 residual portfolio acquisitions totaling $60.0 million in value resulting in a combined portfolio of nearly 37,000 merchants, $16.0 million of net annual revenue, and $11.0 million in cash flow.  In addition, while at ART, he provided advice to ISOs and agents in multiple business areas including risk management, customer service, sales channel profitability, sales efficiency, processing contracts, pricing, attrition, work flow, and staffing level.  Mr. Jessen continues to serve ART as a director and executive officer.  Mr. Jessen’s earlier employment included: from 1987 to 1990, Transport Insurance Company, an insurance company with offices in Dallas, Texas; from 1984 to 1986, InterFirst Corporation, a multibank holding company headquartered in Dallas, Texas; from 1978 to 1984, United Parcel Service, a worldwide shipping, freight, logistics, and supply chain management company out of its Dallas, Texas office.

Mr. Jessen earned his BBA from the University of Texas at Arlington in 1984 and his MBA from Southern Methodist University in 1987.

Mr. Jessen brings to the Board of Directors extensive experience in the payment processing industry as well as extensive experience acquiring residual portfolios.

Laird Q. Cagan, Director
Mr. Cagan, age 55, has been a Director of the Company since April 2010.  Mr. Cagan is a co-founder and Managing Director of Cagan McAfee Capital Partners, LLC ("CMCP"), an investment company based in Cupertino, California he formed in 2001.  From 2004 until 2008, Mr. Cagan was Managing Director of Chadbourn Securities, Inc.  In 2008, Chadbourn was absorbed by Colorado Financial Services Corporation (“CFSC”) at which time Mr. Cagan became a registered representative and principal of CFSC serving in that capacity until 2012.  He holds Series 7, 63, and 24 licenses, but is not currently registered with any broker-dealer.  He also continues to serve as President of Cagan Capital, LLC (“CCLLC”), an investment company he formed in 1990, the operation of which transitioned into CMCP.  Mr. Cagan serves on the boards of directors of Evolution Petroleum, Inc. and Blue Earth, Inc.  Previously, he served on the boards of directors of Aemetis (formerly AE BioFuels), Camac Energy (formerly Pacific Asia Petroleum), Fortes Financial Corporation, TWL Corporation,  Tombstone Exploration Corporation, World Sage, Inc., and Global Carbon Group LLC.
Mr. Cagan was a director of Fortes Financial Corporation when the company and its officers and directors entered into a Consent Order with the State Banking Department of New Hampshire for not funding one mortgage loan that had a conditional commitment.  The officers of the company, but not Mr. Cagan nor any director, collectively paid a fine of $2,500 and, as the company had ceased operations and had requested a cancellation of its state license, all parties agreed to a permanent observance of a cease and desist order and revocation of Fortes Financial's license to broker mortgages in the state. Mr. Cagan was a registered representative of Colorado Financial Services Corporation when he was served an administrative suspension from December 15-29, 2008 for violation of a FINRA rule, failure to provide copies of personal brokerage statements to his broker-dealer.

Mr. Cagan attended the Massachusetts Institute of Technology.  He received his B.S. and M.S. degrees in engineering and his MBA, all from Stanford University.

Mr. Cagan’s extensive investment banking experience, expertise in securing seed capital, operating high-risk startups, education, and board of director service to public and private companies qualify him to serve on our Board.

Shashank M. Joshi, Director
Mr. Joshi, age 41, was appointed to our Board of Directors in December 2012.  He is a Founder and Managing Director of Digital Payments Processing Limited, our majority-owned subsidiary, and its affiliate, My Mobile Payments Limited.  Mr. Shashank has over 18 years of professional experience in the areas of IT and ITES, outsourcing, and transition and management consulting.  During the last 10 years, he has been an entrepreneur and pioneer in the successful execution of merchant cash advance and merchant processing businesses in the U.S. through an offshore operation in India.  Mr. Shashank has cross-border global experience of more than six years in simplifying payments.   He also specializes in motivational and leadership training.  Mr. Shashank holds a degree in Mechanical Engineering from Maharashtra Institute of Technology.

Scott Arey, Chief Financial Officer

Mr. Scott S. Arey, age 51, was appointed as our Chief Financial Officer (Principal Financial and Principal Accounting Officer) in October 2013.  From 2009 to 2013, Mr. Arey was Chief Financial Officer and Corporate Secretary of Alsbridge, Inc., a provider of IT sourcing advisory and benchmarking services to C-level executives.  From 2007 to 2009, Mr. Arey was CFO of Journey Education Marketing, a multi-channel software marketer to the K-12 and post secondary academic markets.  Mr. Arey started his career with KPMG Peat Marwick.

Mr. Arey holds a Bachelor of Arts in economics and a Bachelor of Arts (with honors) in public policy from Stanford University.  There are no family relationships between Mr. Arey and any officer or director of the Company.

In connection with Mr. Arey’s appointment as the Company’s Chief Financial Officer, on October 1, 2013, David N. Pilotte’s resignation as the Company’s Chief Financial Officer became effective, as previously announced on the Company’s Form 8-K filed August 16, 2013.

Significant Employees

Other than the executive officers named herein, the Company does not have any “significant employees.”

Family Relationships

There are no family relationships between any of our directors and executive officers.

Affiliations

Other than ART, CCLLC, CMCP, DPPL, and Money-on-Mobile, none of the entities that have employed any of our directors or executive officers over the past five years are affiliated with Calpian.

Involvement in Legal Proceedings
To the best of our knowledge, during the past five years none of our directors or executive officers were involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offenses; (3)
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending, or otherwise limiting involvement in any type of business, securities, or banking activities; and (4) being found by a court of competent jurisdiction in a civil action, the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.  As described under Business Experience, Mr. Cagan was subject to an administrative suspension by a self-regulatory organization.

Indemnification

Our Bylaws provide that we must indemnify and hold harmless our directors, officers, and other persons referenced in our Certificate of Formation as and to the extent permitted by the Texas Business Corporation Act.  The indemnification is intended to be to the fullest extent permitted by the laws of the State of Texas.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Texas law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires directors, certain officers of the Company, and persons who own more than 10% of a registered class of the Company’s equity securities to file reports with the SEC.

Based on a review of filings with the SEC and written representations from our directors, officers, and other persons who own more than 10% or more of a registered class of the our shares that no other reports were required, we believe all parties complied during 2014 with the reporting requirements of Section 16(a) of the Exchange Act except as follows:.

	Number Of
Director, Officer, Or Beneficial Owner	Late Reports	Transactions
Scott S. Arey	1	2
Mangesh Moghe	1	1

Code of Ethics

We have adopted a Code of Business Conduct and Ethics covering all of our officers and key employees which will be furnished, without charge, to any person on written request sent to: Secretary, Calpian, Inc., 500 North Akard Street Suite 2850, Dallas, TX 75201.  We intend to disclose amendments to, or waivers from, a provision in our Code of Business Conduct and Ethics by posting such information on our website: www.calpian.com.

ITEM 11EXECUTIVE COMPENSATION

Summary Compensation Table

The table below shows certain compensation information for services rendered by our current management in all capacities for the years ended March 31, 2014 and 2013.  Other than as set forth herein, no executive officer’s total compensation exceeded $100,000 in any of the applicable years.  The following information includes the dollar value of base salaries, whether paid or deferred.  No separate compensation was paid to executive officers for their services as members of the Board of Directors.

			Option
Name and Principal Position	Year	Salary	Awards (1)	Total
Harold H. Montgomery	2014	$300,000		$300,000
Chairman of the Board and Chief Executive Officer	2013	300,000		300,000
Scott S. Arey (from 10/1/13)	2014	$112,500	$33,660	$146,160
Chief Financial Officer	2013
David Pilotte (through 9/30/13)	2014	$200,000	$114,380	$314,380
Chief Financial Officer	2013	216,000	2,680	218,680
Craig A. Jessen	2014	$300,000		$300,000
Director and President	2013	300,000		300,000
(1) – The expense recognized by the Company in accordance with the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Employment Agreements with Executive Management

As of the date hereof, we have not entered into employment contracts with our officers, but may do so in the future.

Outstanding Equity Awards

The following table shows certain information concerning outstanding stock options as of March 31, 2014, for our named executive officers.

	Number Of Securities Underlying Options (#)	Option Exercise	Option
Name	Exercisable	Price ($)	Expiration Date
Scott S. Arey	400,000	$1.35	September 18, 2023 (1)
Tom Tesmer	300,000	$1.35	October 3, 2023 (1)
(1) – Become void if services are earlier terminated.

Directors’ Compensation

Directors are not separately compensated for their services as board members.

Compensation Committee Interlocks and Insider Participation

In matters involving our directors and their separate interests, only disinterested directors vote.

ITEM 12    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS

Beneficial Ownership

Shares are deemed to be "beneficially owned" by a person if such person, directly or indirectly, has or shares (a) voting power with respect to such shares, including the power to vote or to direct the voting of such shares; or (b) investment power with respect to such shares, including the power to dispose or to direct the disposition of such shares.  In addition, a person is deemed to be the beneficial owner of shares if such person has the right to acquire beneficial ownership of such shares within 60 days.  In the following tables, the “Percent Of Class” is based on 23,915,806 issued and outstanding shares of our common stock as of March 31, 2014.

Security Ownership of Certain Beneficial Owners

Unless otherwise indicated, the following table sets forth information as of March 31, 2014, with respect to the shares of our common stock beneficially owned by each person known to us to be the beneficial owner of more than 5% of our common stock.

	Number Of Shares Beneficially	Percent
Name And Address Of Beneficial Owner	Owned	Of Class
Mangesh Moghe (1)	3,661,540	9.5%
18 Clark Avenue West Unit 149, Thornhill, Ontario Canada L4J 8H

(1) – Based on Schedule 13G filed on April 30, 2013.  Shares held by SVR Global Limited, a Hong Kong company of which Mr. Moghe is the sole shareholder.

Security Ownership of Management
The following table sets forth information with respect to the beneficial ownership of our Company by (a) each of our directors and executive officers, and (b) all of our directors and executive officers as a group.

	Number Of Shares Beneficially	Percent
Name Of Beneficial Owner	Owned	Of Class
Harold H. Montgomery (1)	5,244,484	13.6%
Craig A. Jessen (2)	3,300,000	8.5%
Laird Q. Cagan (3)	3,427,859	8.9%
Shashank M. Joshi	—	—
Scott Arey	33,334	0.1%
All directors and executive officers as a group (5 persons)	12,409,010	32.1%

(1) – Comprised of: (i) 1,090,000 shares directly by Harold Montgomery; (ii) 3,810,000 shares held in an IRA for the benefit of Mr. Montgomery; (iii) 47,242 shares owned by the Molly Ann Montgomery 1995 Trust and 47,242 shares owned by the Philip Graham Montgomery 1997 Trust, trusts for the benefit of Mr. Montgomery’s children for which Mr. Montgomery is trustee; (iv) 150,000 shares owned by Montgomery Investments, L.P. (the “LP”); and (v) 100,000 shares owned by the Montgomery Non-Exempt Marital Trust, under trust dated January 1, 2007, (the “Trust”).  Mr. Montgomery is a limited partner in the LP.  The general partner of LP is a member of Mr. Montgomery’s immediate family.  Mr. Montgomery may be deemed a remainderman of the Trust and may be deemed to share investment control over the shares held by the Trust.  Mr. Montgomery disclaims beneficial ownership of all of the foregoing securities except to the extent of his pecuniary interest therein.
(2) – Shares held in an IRA for the benefit of Mr. Jessen.
(3) – Comprised of: (i) 1,640,000 shares held in an IRA for the benefit of Mr. Cagan; and (ii) 1,184,000 shares held in an IRA for the benefit of Mr. Cagan’s spouse; (iii) 16,000 shares held by The Cagan-Wolfenbarger Family Trust; and (iv) 587,859 shares issuable on exercise of immediately exercisable warrants beneficially owned by Mr. Cagan.

Equity Compensation Plan Information

The information under the caption “Shares Authorized For Issuance Under Equity Compensation Plans” in Item 5 of Part II of this Annual Report is incorporated herein by reference.

ITEM 13    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

Support Services and Advances
ART has provided the Company, since its startup period, with certain support services.  It has been verbally agreed that payment for these services would accrue interest-free and be paid at a future date to be agreed on by the parties.  At March 31, 2014 and 2013, amounts due to ART were $155,786 and $159,545, respectively, and is included in ‘Related party payables’ in the Company’s balance sheet.

Cagan McAfee Capital Partners, LLC
On January 1, 2011, the Company signed a two year management advisory agreement with Cagan McAfee Capital Partners, LLC (“CMCP”), an investment company owned and controlled by Laird Q. Cagan, a member of our Board of Directors and a significant shareholder.  The nonexclusive agreement provides for CMCP advising the Company on an array of financial and strategic matters and provides for the services of Mr. Cagan as a member of our Board.  Pursuant to the agreement, CMCP is to be paid $14,500 plus expenses each month as available cash flow permits. On December 10, 2013, the agreement was extended through December 2015 and shall continue month-to-month beyond that date and is thereafter terminable by either party with 30 days notice. Under the terms of the extension, interest is to accrue beginning January 1, 2013 on unpaid balances at the rate of 12% per annum.  The amounts due, including interest, to CMCP were $449,500 and $232,000 as of March 31, 2014 and 2013, respectively, and is accrued for in ‘Related party payables’ in the Company’s balance sheet.

Additionally, in September 2013, the Company borrowed $120,000 from CMCP to help fund its investments in Money-on-Mobile.  The unsecured loan is payable on demand and does not accrue interest.  As of March 31, 2014, the Company has not repaid any portion of the loan.  The outstanding loan is included in ‘Related party payables’ in the Company’s balance sheet.

Financing and Equity Transactions
In 2011, Cagan Capital, LLC (“CCLLC”), an entity owned and controlled by Mr. Cagan, purchased $1.0 million of our subordinated notes payable and warrants to purchase up to 500,000 shares of our common stock at $1.00 per share on a cashless basis.  The transaction was approved by the disinterested Board members as being in the best interest of, and fair and reasonable to, the Company and its shareholders.  In connection with the extension of the maturity date of the subordinated notes in 2012, CCLLC was issued an additional 71,233 warrants to purchase shares of our common stock at $2.00 per share.  There were no subordinated debt principal payments in 2014 or 2013 and interest paid at 12% per annum totaled $80,000 in 2014 and $120,000 in 2013.

Board of Directors

The Company has four persons serving as directors on our Board of Directors, namely, Harold H. Montgomery, Craig A. Jessen, Laird Q. Cagan, and Shashank M. Joshi.  Pursuant to our Bylaws, our directors are elected at the annual meeting of our shareholders and, once appointed, serve until their successors are elected and qualified, until their prior death, resignation, or until removed from office in accordance with our Bylaws.  Our Bylaws provide that the number of directors on our Board of Directors shall be fixed and changed from time to time by resolution of our Board of Directors or by the vote of our shareholders.

Because our common stock currently is not traded on any national securities exchange or other major trading system, we are not subject to any standards regarding the “independence” of our directors.  None of the members of our Board of Directors is “independent” as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market.

Committees of the Board of Directors

Pursuant to our Bylaws, our Board of Directors may establish committees of one or more directors from time-to-time as it deems appropriate.  The Company has no separate committees and all matters of corporate governance are addressed by the full Board of Directors.  In matters involving our directors and their separate interests, only disinterested directors vote.

We have neither a separate audit committee nor an “audit committee financial expert” as defined by applicable SEC rules.  The Board may consider the establishment of a separate audit committee and, if established, will search for one or more qualified individuals to serve on the committee and as the Board’s “audit committee financial expert.”

ITEM 14    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the fees billed for professional services performed by Montgomery, Coscia, Greilic LLP and Whitley Penn LLP, our independent registered public accounting firms, for the years ended March 31, 2014 and 2013. On December 3, 2013 the Company changed auditors from Whitley Penn LLP to Montgomery Coscia Greilich LLP.

For the year ended March 31, 2014, audit fees of $182,700 related to Montgomery Coscia Greilich LLP.  For the year ended March 31, 2013, audit fees of $43,050 and $83,240 related to Montgomery Coscia Greilich LLP and Whitley Penn LLP, respectively.

	2014	2013
Audit fees (1)	$182,700	$126,290
Audit-related fees (2)	124,519	—
Tax fees (3)	—	6,066
Other fees	—	—
Total fees	$307,219	$132,356

(1) – These amounts represent fees for the audit of our annual financial statements, the review of financial statements included in our quarterly Form 10-Q reports, and similar engagements for the year such as review of documents filed with the SEC.
(2) – Audit-related fees related primarily to due diligence performed by Montgomery Coscia Greilich LLP.
(3) – Tax fees related primarily to tax related services performed by Whitley Penn LLP.

It is the policy of our Board of Directors that all services to be provided by our independent registered public accounting firm, including audit services and permitted audit-related and non-audit services, must be pre-approved by our Board.  Our Board of Directors pre-approved all services, audit and non-audit, provided for 2014 and 2013.